0 57244


03045677



MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A **BRANCH:** ____

FILE NO.: 83-5 **FISCAL YEAR:** ______

(03/94)



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

File No. 83-5
Regulation IFC: Rule 3

December 8, 2003

United States Securities
and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its S&P 500® Market Index Target-Term Securities® due December 8, 2010 under its Global Medium-Term Program, dated December 8, 2003.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Jennifer A. Sullivan
General Counsel

03 DEC -8 AM 7:21


RECD S.E.C.
DEC 8 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
S&P 500® Market Index Target-Term Securities® due December 8, 2010
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: December 8, 2003

The following information regarding an issue of S&P 500® Market Index Target-Term Securities® due December 8, 2010 (the "MITTS Securities") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the MITTS Securities, the relevant issuing documentation is the Information Statement dated September 16, 2003 (the "Information Statement"), the Prospectus dated November 17, 1999 (the "Prospectus"), the Program Agreement, as amended and Standard Provisions, as amended, dated as of November 17, 1999, (the "Program Agreement"), the Restated Fiscal Agency Agreement dated as of November 17, 1999 (the "Fiscal Agency Agreement"), the Pricing Supplement dated December 2, 2003 (the "Pricing Supplement"), and the Terms Agreement dated December 2, 2003 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by referral from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

Title and Date. S&P 500® Market Index Target-Term Securities® due December 8, 2010.

The MITTS Securities will be represented by a registered global certificate deposited with a custodian for DTC and registered in the name of a nominee of DTC. Interests in the DTC Global Certificate will be exchangeable for definitive Registered Notes only in the circumstances described in the Prospectus and only in accordance with the rules and regulations of DTC.

(b) Interest Rate/Interest Payment Date. No payments prior to maturity. On the Maturity Date, holders of the MITTS Securities will be entitled to receive, for each U.S.$10 principal amount of MITTS Securities, an amount in cash equal to the sum of two amounts: the principal amount and the Supplemental Redemption Amount, if any. See, Pricing Supplement, Terms and Conditions of the MITTS Securities, Condition 10.

(c) Maturity Date. December 8, 2010.

(d) Redemption Provisions/Amortization Provisions. The MITTS Securities are not redeemable prior to maturity. See Pricing Supplement, Terms and Conditions of the MITTS Securities, Condition 10.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The MITTS Securities will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See, generally, Prospectus at page 18.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Fiscal Agency Agreement or the Terms and Conditions of the MITTS Securities, as modified, supplemented and amended by the Pricing Supplement, if to do so could not reasonably be expected to be materially prejudicial to the interests of the holders of the MITTS Securities. See Prospectus at p. 31.

(h) Other Material Provisions. The MITTS Securities are listed on the American Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is Citibank, N.A., London Office, P.O. Box 18055, 5 Carmelite Street, London EC4Y 0PA, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer party to the Terms Agreement has agreed to purchase the MITTS Securities at an aggregate purchase price of 97% of the aggregate principal amount of the MITTS Securities. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the Stabilizing Manager, See, Pricing Supplement at p. S-15.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Pricing Supplement, "Provisions Relating to Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles.

Item 7. Exhibits

A. Information Statement (September 16, 2003);*

B. Prospectus (November 17, 1999);**

C. Program Agreement and Standard Provisions (as of November 17, 1999); **

D. Amendment No. 1 to Program Agreement (as of December 31, 2001); ***

E. Fiscal Agency Agreement (as of November 17, 1999);**

F. Resolution No. IFC 03-42, adopted June 24, 2003 by the Board of Directors of the Corporation;

G. Terms Agreement (December 2, 2003);

H. Pricing Supplement (December 2, 2003);

I. Reliance Letter of Jennifer A. Sullivan, General Counsel of the Corporation dated December 8, 2003;

J. Reliance Letter of Jennifer A. Sullivan, General Counsel of the Corporation, dated December 8, 2003; and

K. Certificate of an Officer of IFC pursuant to clause 6.1 of the Standard Provisions dated December 8, 2003.

---

* Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated September 16, 2003.

** Filed on December 20, 1999.

*** Filed on April 15, 2003.

EXHIBIT F



2121 PENNSYLVANIA AVENUE, NW • WASHINGTON, DC 20433, USA
TELEPHONE (202) 477-1234 • FACSIMILE (202) 477-6391

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 03-42

FY04 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY04 in order to prefund a portion of the Corporation's FY05 borrowing requirements after completion of the FY04 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from June 24, 2003 through June 30, 2004 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$3,500,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (G) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from June 24, 2003 through June 30, 2004 (both dates inclusive), subject to completion of its FY04 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY05 borrowing requirement, the Corporation is authorized

to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$750,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(C) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory or optional redemption or prepayment provisions of such Obligation;

(D) THAT, during the period from June 24, 2003 through June 30, 2004 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (C) above;

(E) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C) or (D), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefor; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(F) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(G) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; and (ii) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

This Resolution supersedes Resolution No. IFC 02-31, adopted by the Board of Directors of the Corporation on June 12, 2002.

Exhibit 9

TERMS AGREEMENT NO. 585 UNDER THE STANDARD PROVISIONS

S&P 500® Market Index Target-Term Securities® due December 8, 2010

December 2, 2003

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") $22,000,000 aggregate principal amount of the Corporation's S&P 500® Market Index Target Term Securities® due December 8, 2010 (the "**Notes**") described in the Pricing Supplement, dated as of the date hereof (the "**Pricing Supplement**"), and the related Prospectus dated November 17, 1999 relating to the issuance of the Corporation's Global Medium-Term Note Program for issues of Notes with maturities of three months or longer from the date of original issuance (the "**Prospectus**"), each in the form of Annex I hereto, at 9:30 a.m. New York City time on December 8, 2003 (the "**Settlement Date**") at an aggregate purchase price of $21,340,000 (which is 97 per cent of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of November 17, 1999 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer**" refers to the undersigned. All other terms defined in the Pricing Supplement, the related Prospectus and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1, and a secretary's certificate of the Corporation, dated the Settlement Date.

5 The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a reliance letter from the Corporation's accountants addressed to the undersigned, dated December 2, 2003, relating to the accountants' letter referred to in Clause 6.6 of the Standard Provisions, (ii) a reliance letter, dated the Settlement Date, relating to the validity opinion of the Corporation's internal counsel referred to in Clause 6.3 of the Standard Provisions; provided, the delivery of such reliance letter by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion to the undersigned on the Settlement Date, and (iii) a reliance letter, dated the Settlement Date, of the General Counsel of the Corporation, addressed to the undersigned and relating to the prior letter to the effect that, while such counsel assumed no responsibility with respect to the statements in the Prospectus nothing came to the attention of such counsel which caused such counsel to believe that the Prospectus, as of its date, contained or contains any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such reliance letter referred to in clause (iii) of this paragraph shall indicate that it relates to the Prospectus, as supplemented by the Pricing Supplement, as of each of their respective dates, but shall not relate to the financial statements or other financial data contained in the Prospectus, as supplemented by the Pricing Supplement.

6 The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent, less a selling commission of 3 per cent of the principal amount).

7 The purchase price specified above will be paid by the Dealer named below by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

8 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11 Notwithstanding anything set forth herein to the contrary, the Corporation's indemnification obligations set forth in Section 7.1 of the Standard Provisions shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with the following information furnished to the Company by or through the undersigned for use in the Pricing Supplement:

(i) the first paragraph under, and the first sentence of the second paragraph under, "The S&P 500 Index — General" on page S-20 of the Pricing Supplement;

(ii) the first, the third, fourth and fifth paragraphs under "The S&P 500 Index — Computation of the S&P 500 Index" on pages S-20 and S-21 of the Pricing Supplement;

(iii) the first sentence of the first paragraph, and the information disclosed in the chart following the first paragraph, indicating Year-End Closing Values of the S&P 500 Index, under "The S&P 500 Index — Historical Data on the S&P 500 Index" on page S-22 of the Pricing Supplement;

(iv) the first sentence of the second paragraph, and the information disclosed in the table following the second paragraph, entitled "Month-End Closing Values of the S&P 500 Index" under "The S&P 500 Index – Historical Data on the S&P 500 Index" on page S-22 of the Pricing Supplement;

(v) the first and last sentences of the third paragraph, and the information disclosed in the chart that follows under "The S&P 500 Index – Historical Data on the S&P 500 Index" on page S-22 of the Pricing Supplement;

(vi) the first, second (excluding the clause "and the Corporation is an authorized sublicensee of MLPF&S") and third paragraphs under "The S&P 500 Index — License Agreement" on page S-23 of the Pricing Supplement; and

(vii) the first sentence under "Stabilizing" on page S-28 of the Pricing Supplement.

12 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Dealer:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: 
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 
Name:
Title:

SCHEDULE II

Notice Details of Dealer:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center
New York, New York 10080
Attention: Investment Products and Capabilities Group
Telephone: 212-449-6577
Fax: 212-738-1954

EXHIBIT H



International Finance Corporation

Global Medium-Term Note Program
Series No. 585
S&P 500® Market Index Target-Term Securities®
due December 8, 2010
"MITTS® Securities"
$10 principal amount per unit

The MITTS Securities:

- 100% principal protection at maturity.
- No payments before the Maturity Date.
- Senior unsecured debt securities of International Finance Corporation.
- Linked to the value of the S&P 500 Index.
- The MITTS Securities have been approved for listing on the American Stock Exchange under the symbol "IFK", subject to official notice of issuance.
- Expected closing date: December 8, 2003.

Payment at maturity:

- On the Maturity Date, for each unit of MITTS Securities you own, we will pay you an amount equal to the sum of the principal amount of each unit and an additional amount based on the percentage increase, if any, in the value of the S&P 500 Index, reduced by an annual Adjustment Factor of 1.90%, as described in this Pricing Supplement.
- At maturity, you will receive no less than the principal amount of your MITTS Securities.

Investing in the MITTS Securities involves risks that are described in the "Risk Factors" section beginning on page S-8 of this Pricing Supplement.

	Per Unit	Total
Public offering price(1)	$10.00	$22,000,000
Underwriting discount	$.30	$660,000
Proceeds, before expenses, to International Finance Corporation	$9.70	$21,340,000

(1) The public offering price and the underwriting discount for any single transaction to purchase 100,000 units or more will be $9.80 per unit and $.10 per unit, respectively.

Merrill Lynch & Co.

The date of this pricing supplement is December 2, 2003.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.

"Standard & Poor's®", "Standard & Poor's 500", "S&P 500®", "S&P®" and "500", are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated; International Finance Corporation is an authorized sublicensee.

The Global Medium-Term Note Program described in the attached Prospectus and pursuant to which the MITTS Securities will be issued has been rated AAA by Standard & Poor's and Aaa by Moody's Investors Service.

This document (this "**Pricing Supplement**") provides details of the issuance of the S&P 500® Market Index Target-Term Securities® due December 8, 2010 (the "**MITTS Securities**" or "**Notes**") by International Finance Corporation (the "**Corporation**", "**IFC**", or the "**Issuer**") under its Global Medium-Term Note Program.

This Pricing Supplement supplements the terms and conditions set out in the Issuer's Prospectus dated November 17, 1999, which is made a part hereof as if set forth herein, together with all documents incorporated by reference therein (collectively, the "**Prospectus**"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the same meaning as in the Prospectus.

The Corporation is "incorporating by reference" in this Pricing Supplement and the accompanying Prospectus the information it files with the Securities and Exchange Commission (the "**Commission**"). This means that the Corporation is disclosing important information to you by referring to those documents. Information that the Corporation files later with the Commission will automatically update information in this Pricing Supplement and the accompanying Prospectus. In all cases, you should rely on the later information over different information included herein and therein. Any statements made in this Pricing Supplement, the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this Pricing Supplement and the accompanying Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein or therein modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Pricing Supplement and the accompanying Prospectus. For further information and to find out how you can obtain copies of these documents please read the section entitled "Availability of Information and Incorporation by Reference" on page 5 of the accompanying Prospectus.

The issue of the MITTS Securities was authorized by Resolution No. IFC 03-42 of the Board of Directors of the Corporation on June 24, 2003.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the MITTS Securities or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

THE MITTS SECURITIES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE DISTRIBUTION OF THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE OFFERING OR SALE OF THE MITTS SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS COMES ARE REQUIRED BY THE CORPORATION AND THE DEALER (AS DEFINED IN THE ACCOMPANYING PROSPECTUS) TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF MITTS SECURITIES AND ON DISTRIBUTION OF THIS PRICING SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, SEE "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS.

THE MITTS SECURITIES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

AN INVESTMENT IN THE MITTS SECURITIES ENTAILS CERTAIN RISKS THAT ARE SIGNIFICANTLY DIFFERENT FROM THOSE ASSOCIATED WITH AN INVESTMENT IN A CONVENTIONAL DEBT SECURITY ISSUED BY THE CORPORATION. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN THIS ISSUE OF MITTS SECURITIES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. THE MITTS SECURITIES ARE SUBJECT TO VARIOUS RISKS, INCLUDING, WITHOUT LIMITATION, RISKS DUE TO THE INDEXED NATURE OF THE MITTS SECURITIES. THE REDEMPTION AMOUNT ON THE MITTS SECURITIES WILL BE DETERMINED BY REFERENCE TO THE VALUE OF THE TOTAL INDEX RETURN. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS "RISK FACTORS" AND "SUPPLEMENTAL INFORMATION."

International Finance Corporation

General

The Corporation is an international organization established in 1956 to further economic growth in its developing member countries by promoting private sector development. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (the "**World Bank**"), the International Development Association ("**IDA**") and the Multilateral Investment Guarantee Agency ("**MIGA**"). It is a legal entity separate and distinct from the World Bank, IDA and MIGA, with its own Articles of Agreement, share capital, financial structure, management and staff. Membership in the Corporation is open only to member countries of the World Bank. The obligations of IFC are not obligations of, or guaranteed by, the World Bank or any government.

The Corporation is considered the most experienced supranational organization providing financing and financial services to the private sector in developing countries that are members of the Corporation. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2003, the Corporation's entire share capital was held by 175 member countries. As of June 30, 2003, member countries of the Organization for Economic Cooperation and Development held 70.5% of the voting power of the Corporation. The five largest of the Corporation's 175 shareholders are the United States (24.12% of the total voting power), Japan (5.98%), Germany (5.46%), United Kingdom (5.13%) and France (5.13%). Generally, the Corporation charges market-based rates for its loans and seeks market returns on its equity investments. Unlike most other multilateral institutions, the Corporation does not accept host government guarantees of its loans. The financial strength of the Corporation is based principally on the quality of its loan and equity portfolio, its substantial paid-in capital and reserves and low debt to equity ratio, the size of its liquid assets, its diversified earnings base and its consistent profitability.

The Corporation's total assets were U.S.$31.5 billion at June 30, 2003 (U.S.$27.7 billion – June 30, 2002), including U.S.$13.0 billion in cash, time deposits and securities (U.S.$16.4 billion – June 30, 2002) and U.S.$12.0 billion in the disbursed investment portfolio (U.S.$10.7 billion – June 30, 2002). The disbursed investment portfolio is offset by a reserve against losses of U.S.$2.6 billion (U.S.$2.8 billion – June 30, 2002). Total assets also include U.S.$1.7 billion in derivative instruments at fair value (U.S.$1.1 billion – June 30, 2002).

The Corporation's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433 (telephone: (202) 458-9230). The Corporation's website is http://www.ifc.org. None of the information on or hyperlinked from the Corporation's website is incorporated by reference into this Pricing Supplement. You should rely only on the information included in this Pricing Supplement in deciding to make an investment in the MITTS Securities. The Corporation has not authorized anyone to provide you with different or additional information.

SUMMARY TERMS AND CONDITIONS

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Pricing Supplement, including the information set forth under the captions "Terms and Conditions" and "Supplemental Information".

This summary includes questions and answers that highlight selected information from this Pricing Supplement and the accompanying Prospectus to help you understand the S&P 500® Market Index Target-Term Securities® due December 8, 2010. You should carefully read this Pricing Supplement and the accompanying Prospectus to fully understand the terms of the MITTS Securities, the S&P 500 Index and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

References in this Pricing Supplement to "Corporation", "IFC", "Issuer" "we", "us" and "our" are to International Finance Corporation.

What are the MITTS Securities?

The MITTS Securities will be a series of debt securities issued by the Corporation under our Global Medium-Term Note Program and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature on December 8, 2010. We cannot redeem the MITTS Securities at an earlier date. We will not make any payments on the MITTS Securities until maturity.

Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section "Form of Notes and Provisions relating to the Notes while in Global Form" in the accompanying Prospectus.

What will I receive on the stated Maturity Date of the MITTS Securities?

The MITTS Securities were designed for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the value of the S&P 500 Index as reduced by the Adjustment Factor. On the stated Maturity Date, you will receive a cash payment on the MITTS Securities equal to the sum of two amounts: the "**principal amount**" and the "**Supplemental Redemption Amount**", if any.

Principal Amount

The "**principal amount**" per unit is $10.

Supplemental Redemption Amount

The "**Supplemental Redemption Amount**" per unit will equal:

$$\$10 \times \left(\frac{\text{Adjusted Ending Value} - \text{Starting Value}}{\text{Starting Value}}\right)$$

but will not be less than zero.

The "**Starting Value**" equals 1066.62, the closing value of the S&P 500 Index on December 2, 2003, the date the MITTS Securities were priced for initial sale to the public (the "**Pricing Date**").

The "**Adjusted Ending Value**" means the average, arithmetic mean, of the values of the S&P 500 Index at the close of the market on five business days shortly before the maturity of the MITTS Securities as reduced on each day by the application

of the Adjustment Factor. As described below, the Adjustment Factor is applied each day over the entire term of the MITTS Securities to reduce the closing values of the S&P 500 Index used to calculate the Adjusted Ending Value. The Adjusted Ending Value may be calculated by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated Maturity Date of the MITTS Securities, there is a disruption in the trading of a sufficient number of stocks included in the S&P 500 Index or certain futures or option contracts relating to the S&P 500 Index.

The "**Adjustment Factor**" is a fixed percentage equal to 1.90% per year and will be pro-rated based on a 365-day year and applied over the entire term of the MITTS Securities on each calendar day to reduce the closing values of the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period will be approximately 12.46% less than the actual closing value of the S&P 500 Index on each day during the Calculation Period. For a further discussion of how the Adjustment Factor will affect the value of the S&P 500 Index used to calculate the Supplemental Redemption Amount, see "Terms and Conditions" in this Pricing Supplement.

For more specific information about the Supplemental Redemption Amount, please see the section "Terms and Conditions" in this Pricing Supplement.

Examples

Here are two examples of Supplemental Redemption Amount calculations:

Example 1—At the stated maturity, the S&P 500 Index, as adjusted, is below the Starting Value:

Starting Value: 1,066.62
Hypothetical average closing value of the S&P 500 Index for the Calculation Period: 1,119.95
Hypothetical Adjusted Ending Value: 980.37

Supplemental Redemption Amount (per unit) = $\$10 \times \left(\frac{980.37 - 1{,}066.62}{1{,}066.62}\right) = \$0$ (Supplemental Redemption Amount cannot be less than zero)

Total payment at maturity (per unit) = $10 + $0 = $10

Example 2—At the stated maturity, the S&P 500 Index, as adjusted, is above the Starting Value:

Starting Value: 1,066.62
Hypothetical average closing value of the S&P 500 Index for the Calculation Period: 1,919.92
Hypothetical Adjusted Ending Value: 1,680.64

Supplemental Redemption Amount (per unit) = $\$10 \times \left(\frac{1{,}680.64 - 1{,}066.62}{1{,}066.62}\right) = \$5.76$

Total payment at maturity (per unit) = $10 + $5.76 = $15.76

We will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. **If the Adjusted Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero.** We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

Who publishes the S&P 500 Index and what does the S&P 500 Index measure?

The S&P 500 Index is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**Standard & Poor's**" or "**S&P**") and is intended to provide an indication of the pattern of common stock price movement. The value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The market value for the common stock of a company is the product of the market price per share of the common stock and the number of outstanding shares of common stock. As of November 28, 2003, 424 companies or 83.3% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange (the "**NYSE**"); 74 companies or 16.5% of the market capitalization of the S&P 500 Index traded on the Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the S&P 500 Index traded on the American Stock Exchange (the "**AMEX**"). As of November 28, 2003, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market.

Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the S&P 500 Index or the value of any dividends paid on those stocks.

How has the S&P 500 Index performed historically?

A graph showing the year-end closing value of the S&P 500 Index for each year from 1947 through 2002 as well as a table and a graph showing the month-end closing value of the S&P 500 Index from January 1995 through November 2003 is included in the section entitled "Supplemental Information—The S&P 500 Index—Historical Data on the S&P 500 Index" in this Pricing Supplement. This historical information is provided to help you evaluate the behavior of the S&P 500 Index in various economic environments; however, past performance of the S&P 500 Index is not necessarily indicative of how the S&P 500 Index will perform in the future.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until maturity. This estimated yield is determined, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. This estimated yield will equal 3.94% per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a MITTS Security for $10 and hold the MITTS Security until maturity, you will be required to pay taxes on the following amounts of ordinary income from the MITTS Security each year: $0.0258 in 2003, $0.3985 in 2004, $0.4148 in 2005, $0.4313 in 2006, $0.4483 in 2007, $0.4664 in 2008, $0.4848 in

2009 and $0.4714 in 2010. However, in 2010, the amount of ordinary income on which you will be required to pay taxes from owning each MITTS Security may be greater or less than $0.4714, depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $3.1413, you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "Supplemental Information—United States Federal Income Taxation" in this Pricing Supplement.

Will I receive interest payments on the MITTS Securities?

You will not receive any interest payments on the MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity. The MITTS Securities have been designed for investors who are willing to forego market interest payments on the MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the S&P 500 Index.

Will the MITTS Securities be listed on a stock exchange?

The MITTS Securities have been approved for listing on the American Stock Exchange under the symbol "IFK", subject to official notice of issuance. You should be aware that the listing of the MITTS Securities on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the MITTS Securities. You should review "Risk Factors—There may be an uncertain trading market for the MITTS Securities" in this Pricing Supplement.

What is the role of MLPF&S?

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("**MLPF&S**"), is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during the initial distribution of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Adjusted Ending Value and the Supplemental Redemption Amount. We have also entered into an arrangement with an affiliate of MLPF&S to hedge the market risks associated with our obligation to pay amounts due at maturity on the MITTS Securities.

Are there any risks associated with my investment?

Yes, an investment in the MITTS Securities is subject to risks. Please refer to the section "Risk Factors" in this Pricing Supplement.

RISK FACTORS

The following section does not describe all the risks and investment considerations (including those relating to your particular circumstances) with respect to an investment in the MITTS Securities. You should carefully read this Pricing Supplement and the accompanying Prospectus to fully understand the risks and investment considerations that are important to you in making a decision to invest in the MITTS Securities. You should consult your financial and legal advisors about risks associated with and investment considerations arising from an investment in the MITTS Securities. You should have the ability and expertise, and/or access to the appropriate analytical resources to analyze your investment, to evaluate the sensitivity of your investment to changes in economic conditions, interest rates, exchange rates or other indices, the relevant calculation formulas, and other rights associated with your investment, and other factors which may have a bearing on the merits and risks of your investment, and the suitability of your investment in your particular circumstances. Words and expressions used but not defined in this section shall have the same meaning as defined or used in the section entitled "Terms and Conditions".

You may not earn a return on your investment

You should be aware that if the Adjusted Ending Value does not exceed the Starting Value on the stated Maturity Date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of the Corporation with the same stated Maturity Date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the S&P 500 Index

The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the S&P 500 Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the value of the S&P 500 Index is calculated by reference to the prices of the stocks included in the S&P 500 Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the MITTS Securities

The MITTS Securities have been approved for listing on the American Stock Exchange under the symbol "IFK", subject to official notice of issuance. While there have been a number of issuances of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the MITTS Securities will trade. In addition, this is the first issuance of MITTS Securities by the Corporation. You cannot assume that a trading market will develop for the MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS Securities will depend on factors such as the increase, if any, in the value of the S&P 500 Index.

If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the S&P 500 Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

Changes in the value of the S&P 500 Index are expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value. If you choose to sell your MITTS Securities when the value of the S&P 500 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the S&P 500 Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of the S&P 500 Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates or dividends per share may increase the value of the S&P 500 Index while falling U.S. dividend rates may decrease the value of the S&P 500 Index.

Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in U.S. interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Rising U.S. interest rates may lower the value of the S&P 500 Index and, thus, the MITTS Securities. Falling U.S. interest rates may increase the value of the S&P 500 Index and, thus, may increase the value of the MITTS Securities.

Changes in the volatility of the S&P 500 Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the S&P 500 Index increases we expect that the trading value of the MITTS Securities will increase, and conversely, if the volatility of the S&P 500 Index decreases, we expect that the trading value of the MITTS Securities will decrease.

As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the S&P 500 Index. This difference will reflect a "time premium" due to expectations concerning the value of the S&P 500 Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

Changes in dividend yields of the stocks included in the S&P 500 Index are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the S&P 500 Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the S&P 500 Index decrease, we expect that the value of the MITTS Securities will increase.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the S&P 500 Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the Notes may be limited by state law

New York State law will govern the issuance of the MITTS Securities. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by the underwriter or its affiliates may affect your return

The underwriter or its affiliates may from time to time buy or sell the stocks included in the S&P 500 Index or futures or options contracts on the S&P 500 Index for their own accounts for business reasons or in connection with hedging obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the S&P 500 Index in a manner that would be adverse to your investment in the MITTS Securities.

Tax consequences

You should consider the tax consequences of investing in the MITTS Securities. See "Supplemental Information—United States Federal Income Taxation" in this Pricing Supplement.

TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms which relate to the MITTS Securities to which this Pricing Supplement relates. In case of any conflict between such terms and the terms and conditions set forth in the Prospectus, the terms set forth in this Pricing Supplement shall govern.

1. Issuer:	International Finance Corporation
2. (i) Series Number:	585
(ii) Tranche Number:	1
3. (i) Specified Currency or Currencies (Condition 1(c)):	United States Dollars ("**U.S.$**" or "**$**")
(ii) Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	N/A
(iii) Specified Interest Payment Currency if different Specified Currency (Condition 1(c)):	N/A
(iv) Alternative Currency (Condition 6(h)) (if applicable):	N/A
4. Aggregate Principal Amount:	
(i) Series:	U.S.$22,000,000
(ii) Tranche:	U.S.$22,000,000
5. (i) Issue Price:	100% of the Aggregate Principal Amount; 98% of the Aggregate Principal Amount for any single transaction to purchase 100,000 units or more
(ii) Underwriting discount:	3% of the Aggregate Principal Amount; 1% of the Aggregate Principal Amount for any single transaction to purchase 100,000 units or more
(iii) Net proceeds:	U.S.$21,340,000
6. Specified Denominations (Condition 1(a)):	U.S.$10 and integral multiples of U.S.$10 in excess thereof
7. (i) Issue Date (Condition 4(d)):	December 8, 2003
(ii) Interest Commencement Date (if different from the Issue Date):	N/A
8. Maturity Date or Redemption Month (Condition 5(a)):	December 8, 2010
9. Interest Basis (Condition 4):	N/A
10. Redemption/Payment Basis (Condition 5(a)):	The MITTS Securities are not redeemable prior to the Maturity Date. On the Maturity Date, holders of the MITTS Securities will be entitled to receive, for each U.S.$10 principal amount of MITTS Securities, an amount in cash equal to the sum of two amounts: the "**principal amount**" and the "**Supplemental Redemption Amount**", if any.

The "**principal amount**" per unit is $10.

The "**Supplemental Redemption Amount**" per unit will equal:

$$\$10 \times \left(\frac{\text{Adjusted Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right)$$

but will not be less than zero.

The "**Starting Value**" equals 1066.62, the closing value of the S&P 500 Index on December 2, 2003, the date the MITTS Securities were priced for initial sale to the public (the "**Pricing Date**").

The "**Adjusted Ending Value**" will be determined by the Calculation Agent and will equal the average, arithmetic mean, of the closing values of the S&P 500 Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average, arithmetic mean, of the closing values of the S&P 500 Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the S&P 500 Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the S&P 500 Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event on that Index Business Day. As described below, the Adjustment Factor is applied each day over the entire term of the MITTS Securities to reduce the closing values of the S&P 500 Index used to calculate the Adjusted Ending Value.

The "**Adjustment Factor**" is a fixed percentage equal to 1.90% per year and will be pro-rated based on a 365-day year and applied over the entire term of the MITTS Securities on each calendar day to reduce the closing values of the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of

the S&P 500 Index used to calculate the Supplemental Redemption Amount during the Calculation Period will be approximately 12.46% less than the actual closing value of the S&P 500 Index on each day during the Calculation Period.

The "**Calculation Period**" means the period from and including the seventh scheduled Index Business Day before the Maturity Date to and including the second scheduled Index Business Day before the Maturity Date.

A "**Calculation Day**" means any Index Business Day during the Calculation Period on which a Market Disruption Event, as defined below, has not occurred.

An "**Index Business Day**" means any day on which the NYSE, the AMEX and the Nasdaq Stock Market are open for trading and the S&P 500 Index or any successor index is calculated and published.

11.	Change of Interest or Redemption/ Payment Basis:	N/A
12.	Put/Call Options (Conditions 5(e) and (f)):	N/A
13.	Status of the Notes (Condition 3):	Senior
14.	(i) Listing:	The American Stock Exchange
	(ii) Ticker Symbol:	IFK
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 4(a)):	N/A
17.	Floating Rate Note Provisions (Condition 4(b)):	N/A
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 4(c) and 5(c)):	N/A
19.	Index-Linked Interest Note Provisions:	Applicable
	(i) Index/Formula:	S&P 500® Index (the "**S&P 500 Index**", or the "**Index**")
	(ii) Calculation Agent responsible for calculating the interest due:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See No. 10 above
	(iv) Specified Period(s)/Specified Interest Payment Dates:	No payments prior to the Maturity Date
	(v) Business Day Convention:	See No. 10 above

(vi) Additional Business Center(s) (Condition 4(d)):	N/A
(vii) Minimum Rate of Interest:	N/A
(viii) Maximum Rate of Interest:	N/A
(ix) Day Count Fraction (Condition 4(d)):	N/A
20. Dual Currency Note Provisions:	N/A

PROVISIONS RELATING TO REDEMPTION

21. Call Option (Condition 5(e)):	N/A
22. Put Option (Condition 5(f)):	N/A
23. Final Redemption Amount:	See No. 10 above
24. Early Redemption Amount:	
(i) Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Calculated as if such date of default were the Maturity Date in accordance with No. 10 above
(ii) Unmatured Coupons to become void (Condition 6(e)):	N/A

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Registered Notes
	Bearer Notes:
(i) Temporary or Permanent Global Note:	N/A
(ii) Exchange Date in respect of Temporary Global Note:	N/A
(iii) Applicable TEFRA exemption:	N/A
	Registered Notes:
(iv) Definitive Registered Notes:	DTC Global Certificate
26. Additional Financial Center(s) (Condition 6(g)) or other special provisions relating to payment dates:	N/A
27. Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	No
28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	N/A
29. Details relating to installment Notes:	N/A

30.	Redenomination, renominalization and reconventioning provisions:	N/A
31.	Consolidation provisions:	N/A
32.	Other terms or special conditions:	See No. 10 above References in the Terms and Conditions of the Notes to "Cedelbank" shall be deemed to be deleted and replaced by reference to "Clearstream Banking, societe anonyme." No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999. All references in the Terms and Conditions to Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, shall be deemed to be references to Euroclear Bank S.A./N.V. Condition 14 of the Terms and Conditions of the Notes shall be amended by (i) deleting the words "its special representative" and replacing them with "its office" and (ii) deleting the words "a special representative" and replacing them with "an office".
33.	Distribution:	
	(i) If syndicated, names of Managers:	N/A
	(ii) Stabilizing Manager (if any):	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	(iii) Commissions and Concessions:	3%; 1% for any single transaction to purchase 100,000 units or more
34.	(i) If non-syndicated, name of Dealer:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
	(ii) Distribution Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
35.	Additional selling restrictions:	N/A

OPERATIONAL INFORMATION

36.	(i) ISIN:	US45950K2096
	(ii) CUSIP:	45950K 20 9
	(iii) GINS:	N/A
	(iv) Other:	N/A
37.	Common Code:	N/A
38.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	The Depository Trust Company
39.	Delivery:	Delivery against payment
40.	Additional Paying Agent(s) (if any):	N/A
41.	Governing Law:	New York

SUPPLEMENTAL INFORMATION

HYPOTHETICAL RETURNS

The following table illustrates, for the Starting Value and a range of hypothetical average closing values of the S&P 500 Index:

- the percentage change from the Starting Value to the hypothetical average closing value,
- the Adjusted Ending Values used to calculate the Supplemental Redemption Amount,
- the total amount payable at maturity for each unit of MITTS Securities,
- the total rate of return to beneficial owners of the MITTS Securities,
- the pretax annualized rate of return to beneficial owners of MITTS Securities, and
- the pretax annualized rate of return of an investment in the stocks included in the S&P 500 Index, which includes an assumed aggregate dividend yield of 1.61% per annum, as more fully described below.

Hypothetical average closing value during the calculation period	Percentage change from the Starting Value to the hypothetical average closing value	Adjusted Ending Value (1)	Total amount payable at maturity per unit of the MITTS Securities	Total rate of return on the MITTS Securities	Pretax annualized rate of return on the MITTS Securities (2)	Pretax annualized rate of return of stocks included in the S&P 500 Index (2)(3)
639.97	–40%	560.21	$10.00	0.00%	0.00%	–5.43%
746.63	–30%	653.58	$10.00	0.00%	0.00%	–3.37%
853.30	–20%	746.95	$10.00	0.00%	0.00%	–1.54%
959.96	–10%	840.32	$10.00	0.00%	0.00%	0.11%
1,066.62(4)	0%	933.69	$10.00	0.00%	0.00%	1.62%
1,173.28	10%	1,027.06	$10.00	0.00%	0.00%	3.02%
1,279.94	20%	1,120.43	$10.50	5.04%	0.70%	4.32%
1,386.61	30%	1,213.79	$11.38	13.80%	1.85%	5.53%
1,493.27	40%	1,307.16	$12.26	22.55%	2.92%	6.67%
1,599.93	50%	1,400.53	$13.13	31.31%	3.93%	7.75%
1,706.59	60%	1,493.90	$14.01	40.06%	4.87%	8.77%
1,813.25	70%	1,587.27	$14.88	48.81%	5.76%	9.74%
1,919.92	80%	1,680.64	$15.76	57.57%	6.60%	10.67%
2,026.58	90%	1,774.01	$16.63	66.32%	7.40%	11.55%
2,133.24	100%	1,867.38	$17.51	75.07%	8.16%	12.40%
2,239.90	110%	1,960.75	$18.38	83.83%	8.88%	13.22%
2,346.56	120%	2,054.11	$19.26	92.58%	9.58%	14.01%

(1) The Adjusted Ending Values specified in this column are approximately 12.46% less than the hypothetical average closing values of the S&P 500 Index as a result of the application of the Adjustment Factor of 1.90% per annum over the term of the MITTS Securities.

(2) The annualized rates of return specified in the preceding table are calculated on a semi-annual bond equivalent basis.

(3) This rate of return assumes:

(a) a percentage change in the aggregate price of the stocks that equals the percentage change in the S&P 500 Index from the Starting Value to the relevant hypothetical average closing value;

(b) a constant dividend yield of 1.61% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the S&P 500 Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical average closing value;
(c) no transaction fees or expenses; and
(d) an investment term from December 8, 2003 to December 8, 2010.

(4) This is the Starting Value.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you, if any, and the resulting total and pretax annualized rate of return will depend on the Adjusted Ending Value determined by the Calculation Agent as described in this Pricing Supplement.

Adjustments to the S&P 500 Index; Market Disruption Events

If at any time Standard & Poor's changes its method of calculating the S&P 500 Index, or the value of the S&P 500 Index changes, in any material respect, or if the S&P 500 Index is in any other way modified so that the S&P 500 Index does not, in the opinion of the Calculation Agent, fairly represent the value of the S&P 500 Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value of the S&P 500 Index is to be calculated, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the S&P 500 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the S&P 500 Index, as so adjusted. Accordingly, if the method of calculating the S&P 500 Index is modified so that the value of the S&P 500 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent shall adjust the S&P 500 Index in order to arrive at a value of the S&P 500 Index as if it had not been modified, e.g., as if a split had not occurred.

"**Market Disruption Event**" means either of the following events as determined by the Calculation Agent:

(A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the S&P 500 Index or any successor index; or

(B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the S&P 500 Index, or any successor index, which are traded on any major U.S. exchange.

For the purpose of the above definition:

(1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and

(2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Commission of similar scope as determined by the Calculation Agent, will be considered "material".

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the S&P 500 Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the S&P 500 Index

If Standard & Poor's discontinues publication of the S&P 500 Index and Standard & Poor's or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the S&P 500 Index (a "**successor index**"), then, upon the Calculation Agent's notification of its determination to the Corporation and the holders of the MITTS Securities, the Calculation Agent will substitute the successor index as calculated by Standard & Poor's or any other entity for the S&P 500 Index and calculate the Adjusted Ending Value as described above under "Terms and Conditions".

In the event that Standard & Poor's discontinues publication of the S&P 500 Index and:

- the Calculation Agent does not select a successor index, or
- the successor index is no longer published on any of the Calculation Days,

the Calculation Agent will compute a substitute value for the S&P 500 Index in accordance with the procedures last used to calculate the S&P 500 Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a value as a substitute for the S&P 500 Index as described below, the successor index or value will be used as a substitute for the S&P 500 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Standard & Poor's discontinues publication of the S&P 500 Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

- the determination of the Adjusted Ending Value, and
- a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in *The Wall Street Journal* or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

A "**Business Day**" is any day on which the NYSE, the AMEX and the Nasdaq Stock Market are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each MITTS Security, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated Maturity Date of the MITTS Securities, *provided, however*, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated Maturity Date. See "Terms and Conditions" in this Pricing Supplement.

In case of default in payment of the MITTS Securities, whether at the stated Maturity Date or upon acceleration, from and after that date the MITTS Securities will bear interest, payable upon demand of their holders, at the rate of 0.98% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

THE S&P 500 INDEX

Standard & Poor's publishes the S&P 500 Index. The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 28, 2003, 424 companies or 83.3% of the market capitalization of the S&P 500 Index traded on the NYSE; 74 companies or 16.5% of the market capitalization of the S&P 500 Index traded on the Nasdaq Stock Market; and 2 companies or 0.2% of the market capitalization of the S&P 500 Index traded on the AMEX. As of November 28, 2003, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 77% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index with the percentage weight of the companies currently included in each group indicated in parentheses: Consumer Discretionary (11.4%), Consumer Staples (11.4%), Energy (5.4%), Financials (20.7%), Health Care (13.3%), Industrials (10.7%), Information Technology (18.1%), Materials (2.9%), Telecommunication Services (3.3%) and Utilities (2.8%). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, and due to the application of the Adjustment Factor, the return on the MITTS Securities will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the MITTS Securities.

Computation of the S&P 500 Index

Standard & Poor's currently computes the S&P 500 Index as of a particular time as follows:

(a) the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "**market value**" of that stock);

(b) the market values of all component stocks as of that time are aggregated;

(c) the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "**base value**");

(e) the current aggregate market value of all component stocks is divided by the base value; and

(f) the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor's currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may

affect the Supplemental Redemption Amount, if any, payable to beneficial owners of MITTS Securities upon maturity or otherwise.

Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

- the issuance of stock dividends,
- the granting to shareholders of rights to purchase additional shares of stock,
- the purchase of shares by employees pursuant to employee benefit plans,
- consolidations and acquisitions,
- the granting to shareholders of rights to purchase other securities of the issuer,
- the substitution by Standard & Poor's of particular component stocks in the S&P 500 Index, and
- other reasons.

In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \left(\frac{\text{New Market Value}}{\text{Old Market Value}}\right) = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Historical Data on the S&P 500 Index

The following graph sets forth the closing values of the S&P 500 Index on the last business day of each year from 1947 through 2002, as published by Standard & Poor's. The historical performance of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given that the value of the S&P 500 Index will not decline and thereby reduce or eliminate the Supplemental Redemption Amount which may be payable to holders of the MITTS Securities at the Maturity Date.


1800
1600
1400
1200
1000
800
600
400
200
0
1947
1949
1951
1953
1955
1957
1959
1961
1963
1965
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001

The following table sets forth the value of the S&P 500 Index at the end of each month, in the period from January 1995 through November 2003. These historical data on the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the value of the S&P 500 Index during any period set forth below is not any indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the MITTS Securities.

Month-End Closing Values of the S&P 500 Index

	1995	1996	1997	1998	1999	2000	2001	2002	2003
January	470.42	636.02	786.16	980.28	1,279.64	1,394.46	1,366.01	1,130.20	855.70
February	487.39	640.43	790.82	1,049.34	1,238.33	1,366.42	1,239.94	1,106.73	841.15
March	500.71	645.50	757.12	1,101.75	1,286.37	1,498.58	1,160.33	1,147.39	848.18
April	514.71	654.17	801.34	1,111.75	1,335.18	1,452.43	1,249.46	1,076.92	916.92
May	533.40	669.12	848.28	1,090.82	1,301.84	1,420.60	1,255.82	1,067.14	963.59
June	544.75	670.63	885.14	1,133.84	1,372.71	1,454.60	1,224.42	989.82	974.50
July	562.06	639.95	954.29	1,120.67	1,328.72	1,430.83	1,211.23	911.62	990.31
August	561.88	651.99	899.47	957.28	1,320.41	1,517.68	1,113.58	916.07	1,008.01
September	584.41	687.31	947.28	1,017.01	1,282.71	1,436.51	1,040.94	815.28	995.97
October	581.50	705.27	914.62	1,098.67	1,362.93	1,429.40	1,059.78	885.76	1,050.71
November	605.37	757.02	955.40	1,163.63	1,388.91	1,314.95	1,134.45	936.31	1,058.20
December	615.93	740.74	970.43	1,229.23	1,469.25	1,320.28	1,148.08	879.82	

The following graph sets forth the performance of the S&P 500 Index at the end of each month presented in the table above. Past movements of the S&P 500 Index are not necessarily indicative of the future S&P 500 Index values. On December 2, 2003, the Pricing Date, the closing value of the S&P 500 Index was 1,066.62.


1600
1400
1200
1000
800
600
400
200
0
Jan-1995
Jul-1995
Jan-1996
Jul-1996
Jan-1997
Jul-1997
Jan-1998
Jul-1998
Jan-1999
Jul-1999
Jan-2000
Jul-2000
Jan-2001
Jul-2001
Jan-2002
Jul-2002
Jan-2003
Jul-2003

License Agreement

Standard & Poor's does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor's makes no warranty, express or implied, as to results to be obtained by the Corporation, MLPF&S, holders of the MITTS Securities, or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this Pricing Supplement or for any other use. Standard & Poor's makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor's have any liability for any special, punitive, indirect or consequential damage, including lost profits, even if notified of the possibility of these damages.

Standard & Poor's and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor's in connection with some securities, including the MITTS Securities, and the Corporation is an authorized sublicensee of MLPF&S.

The license agreement between Standard & Poor's and MLPF&S provides that the following language must be stated in this Pricing Supplement:

"The MITTS Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's makes no representation or warranty, express or implied, to the holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly or the ability of the S&P 500 Index to track general stock market performance. Standard & Poor's only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of Standard & Poor's and of the S&P 500 Index which is

determined, composed and calculated by Standard & Poor's without regard to the Corporation, MLPF&S or the MITTS Securities. Standard & Poor's has no obligation to take the needs of the Corporation, MLPF&S or the holders of the MITTS Securities into consideration in determining, composing or calculating the S&P 500 Index. Standard & Poor's is not responsible for and has not participated in the determination of the timing of the sale of the MITTS Securities, prices at which the MITTS Securities are to initially be sold, or quantities of the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities."

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to the Corporation, as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion in the accompanying Prospectus entitled "Tax Matters". The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this Pricing Supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

As used in this Pricing Supplement, the term "**U.S. Holder**" means a beneficial owner of a MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "**non-U.S. Holder**" means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of the Corporation for United States Federal income tax purposes. Prospective investors in the MITTS Securities should be aware, however, that the Internal Revenue Service (the "**IRS**") could possibly take a different position as to the proper

characterization of the MITTS Securities for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of the Corporation for United States Federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of the Corporation for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of the Corporation for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the **"Final Regulations"**) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the MITTS Securities, the projected payment schedule for the MITTS Securities consists of payment on the Maturity Date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $3.1413 per unit (the **"Projected Supplemental Redemption Amount"**). This represents an estimated yield on the MITTS Securities equal to 3.94% per annum, compounded semi-annually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (*i.e.*, generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security's adjusted issue price will equal the MITTS Security's issue price (*i.e.*, $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $3.1413 per unit (*i.e.*, the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $3.1413 per unit (*i.e.*, the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated Maturity Date.

Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $3.1413 per unit (*i.e.*, the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (*i.e.*, $3.1413 per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to

the MITTS Security for the taxable year in which the stated Maturity Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (*i.e.*, $3.1413 per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a MITTS Security prior to the stated Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a MITTS Security generally will equal such U.S. Holder's initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Corporate Secretary, 4 World Financial Center, New York, NY 10080.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (*i.e.*, for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over the term of the MITTS Securities based upon the projected payment schedule for the MITTS Securities (including both the Projected Supplemental Redemption Amount and an estimated yield equal to 3.94% per annum (compounded semi-annually)) for purposes of applying the Final Regulations to the MITTS Securities:

Accrual Period	Interest deemed to accrue on MITTS Securities during accrual period (per unit)	Total interest deemed to have accrued on MITTS Securities as of end of accrual period (per unit)
December 8, 2003 through June 8, 2004	$0.1975	$0.1975
June 9, 2004 through December 8, 2004	$0.2009	$0.3984
December 9, 2004 through June 8, 2005	$0.2049	$0.6033
June 9, 2005 through December 8, 2005	$0.2089	$0.8122
December 9, 2005 through June 8, 2006	$0.2130	$1.0252
June 9, 2006 through December 8, 2006	$0.2172	$1.2424
December 9, 2006 through June 8, 2007	$0.2214	$1.4638
June 9, 2007 through December 8, 2007	$0.2259	$1.6897
December 9, 2007 through June 8, 2008	$0.2303	$1.9200
June 9, 2008 through December 8, 2008	$0.2348	$2.1548
December 9, 2008 through June 8, 2009	$0.2394	$2.3942
June 9, 2009 through December 8, 2009	$0.2442	$2.6384
December 9, 2009 through June 8, 2010	$0.2490	$2.8874
June 9, 2010 through December 8, 2010	$0.2539	$3.1413

Projected Supplemental Redemption Amount = $3.1413 per unit.

Non-U.S. Holders

A non-U.S. Holder who is an individual or corporation (or an entity treated as a corporation for United States Federal income tax purposes) holding MITTS Securities on its own behalf will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MITTS Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Corporation, a controlled foreign corporation related to the Corporation or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that is signed under penalties of perjury by the beneficial owner of the MITTS Security, certifies that such owner is not a U.S. Holder, and provides the beneficial owner's name and permanent residence address.

A "Withholding Agent" is any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding. Generally, the aforementioned statement is made on an IRS Form W-8BEN ("W-8BEN"), which is effective for the period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of a change in circumstances that makes any information on the W-8BEN incorrect and must furnish a new W-8BEN. A holder of a MITTS Security which is not an individual or corporation (or an entity treated as a corporation for United States Federal income tax purposes) holding the MITTS Securities on its own behalf may have substantially increased reporting requirements. In particular, in the case of MITTS Securities held by a

foreign partnership (or certain foreign trusts), the partnership (or trust) will be required to provide the certification from each of its partners (or beneficiaries), and the partnership (or trust) will be required to provide certain additional information.

A non-U.S. Holder whose income with respect to its investment in a MITTS Security is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. person provided the holder provides to the Withholding Agent an IRS Form W-8ECI.

Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the Withholding Agent. However, in such case, the signed statement may require a copy of the beneficial owner's W-8BEN (or substitute form).

Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Corporation or, at the time of such individual's death, payments in respect of such MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder via an intermediary may be required to be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on a W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

STABILIZING

In connection with this issue, MLPF&S may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

MATERIAL ADVERSE CHANGE STATEMENT

There has been no material adverse change in the financial position or prospects of the Corporation since the date of the Financial Statements included in the most recently published Information Statement of the Corporation.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

Signed on behalf of the Corporation:

By: ______________________

Duly authorized signatory

[THIS PAGE INTENTIONALLY LEFT BLANK]



International Finance Corporation

Global Medium-Term Note Program

for issues of Notes with maturities of three months or longer from the date of the original issue

Under the Global Medium-Term Note Program described in this Prospectus (the "Program"), International Finance Corporation ("IFC" or the "Corporation"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes with maturities of three months or longer from the date of the original issue (the "Notes") in an unlimited aggregate nominal amount.

Application has been made to list the Notes on the Luxembourg Stock Exchange. However, specific issues of Notes may be listed on the Premier Marché (émissions internationales) of PARISBOURSE^{SBF} S.A. (the "Paris Stock Exchange"), the Stock Exchange of Singapore Limited or on other stock exchanges or may be unlisted, as agreed among the Corporation and the relevant Dealers (as defined in "Summary of the Program"). The applicable Pricing Supplement (as defined in "Pricing Supplements") in respect of any issue of Notes will specify whether or not such Notes will be listed on the Luxembourg Stock Exchange, the Paris Stock Exchange ("Paris Listed Notes"), the Stock Exchange of Singapore Limited or any other stock exchange, or will be unlisted.

Application has been made for permission to deal in, and for quotation of, any Notes which are agreed at the time of issue to be so listed on the Stock Exchange of Singapore Limited. The Stock Exchange of Singapore Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained or incorporated by reference in this Prospectus. Admission to the Official List of the Stock Exchange of Singapore Limited is not to be taken as an indication of the merits of the Corporation or the Notes.

Notes of any particular issue will be in registered form ("Registered Notes") or bearer form ("Bearer Notes"), as specified in the applicable Pricing Supplement. Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution.

Unless an issue of Notes is intended to qualify as a targeted bearer issuance (as defined in "Summary of the Program"), each Series (as defined in "Summary of the Program") of Bearer Notes with a maturity at issue of more than one year will be represented on issue by a temporary global note in bearer form (each a "Temporary Global Note") exchangeable for a permanent global note in bearer form (each a "Permanent Global Note", and collectively with Temporary Global Notes, "Global Notes") or, if specified in the applicable Pricing Supplement, definitive Bearer Notes, upon certification of non-U.S. beneficial ownership. Each Series of Bearer Notes that is issued as part of a targeted bearer issuance will be represented on issue by a Permanent Global Note or, if specified in the applicable Pricing Supplement, definitive Bearer Notes. Registered Notes will be represented by registered certificates (each a "Certificate"), one Certificate being issued in respect of each Noteholder's entire interest in Registered Notes of one Series. Global Certificates ("Global Certificates") may be issued representing all or a portion of a Series of Registered Notes, if specified in the applicable Pricing Supplement. Depending on their form and Specified Currency (as defined in "Summary of the Program"), it is expected that Notes will be accepted for clearance through one or more clearing systems, as specified in the applicable Pricing Supplement. These systems will include, in the United States, the system operated by The Depository Trust Company ("DTC") and, outside the United States, those operated by Morgan Guaranty Trust Company of New York, Brussels office, or any successor thereto, as operator of the Euroclear System ("Euroclear") and Cedelbank and, for Paris Listed Notes, Sicovam S.A. ("SICOVAM"). The provisions governing the exchange of interests in Global Notes for other Global Notes, definitive Bearer Notes, Global Certificates or Certificates representing Registered Notes are described in "Form of Notes and Provisions Relating to the Notes while in Global Form".

The Program has been rated AAA by Standard & Poor's and Aaa by Moody's Investors Service.

Arranger for the Program

Morgan Stanley Dean Witter

The date of this Prospectus is November 17, 1999

The Corporation, having made all reasonable enquiries, confirms that this Prospectus (as defined in "Availability of Information and Incorporation by Reference") contains all information with respect to the Corporation, the Program and (together with the applicable Pricing Supplement) the Notes that is material in the context of the issue and offering of the Notes, that the statements contained in it relating to the Corporation, the Program and the Notes are true and accurate in all material respects and not misleading and that there are no other facts in relation to the Corporation, the Program or (together with the applicable Pricing Supplement) the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Prospectus misleading in any material respect.

THE NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and the applicable Pricing Supplement in connection with the offering or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation or any of the Dealers or the Arranger (as defined in "Summary of the Program"). Neither the delivery of this Prospectus or any applicable Pricing Supplement nor any offering or sale made in connection herewith or therewith shall, under any circumstances, create any implication that there has been no change in the financial condition or affairs of the Corporation since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that there has been no adverse change in the financial condition or affairs of the Corporation since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Program is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Prospectus or any Pricing Supplement and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Pricing Supplement comes are required by the Corporation, the Dealers and the Arranger to inform themselves about and to observe any such restriction. For a description of certain restrictions on offers and sales of Notes and on distribution of this Prospectus or any Pricing Supplement, see "Plan of Distribution".

Neither this Prospectus nor any Pricing Supplement constitutes an offer of, or an invitation by or on behalf of the Corporation or the Dealers to subscribe for, or purchase, any Notes. Neither this Prospectus nor any other information supplied in connection with the Program should be considered as a recommendation by the Corporation or any of the Dealers that any potential investor should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

CERTAIN NOTES ARE COMPLEX FINANCIAL INSTRUMENTS AND MAY NOT BE SUITABLE FOR ALL INVESTORS. INVESTORS SHOULD HAVE THE FINANCIAL STATUS AND SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE APPLICABLE PRICING SUPPLEMENT AND THE MERITS AND RISKS OF INVESTING IN A PARTICULAR ISSUE OF NOTES UNDER THE PROGRAM IN THE CONTEXT OF THEIR FINANCIAL POSITION AND PARTICULAR CIRCUMSTANCES. INVESTORS SHOULD HAVE THE ABILITY AND EXPERTISE, AND/OR ACCESS TO APPROPRIATE ANALYTICAL RESOURCES, TO EVALUATE THE SENSITIVITY OF SUCH NOTES TO CHANGES IN ECONOMIC CONDITIONS, INTEREST RATES, EXCHANGE RATES OR OTHER INDICES, THE RELEVANT CALCULATION FORMULAE, THE REDEMPTION, OPTION AND OTHER RIGHTS

ASSOCIATED WITH SUCH NOTES, AND ANY OTHER FACTORS WHICH MAY HAVE A BEARING ON THE MERITS AND RISKS OF AN INVESTMENT IN ANY ISSUE OF SUCH NOTES. INVESTORS SHOULD HAVE THE FINANCIAL CAPACITY TO BEAR THE RISKS ASSOCIATED WITH ANY INVESTMENT IN SUCH NOTES. INVESTORS SHOULD REVIEW, *INTER ALIA,* THE MOST RECENT AUDITED AND UNAUDITED FINANCIAL STATEMENTS, IF ANY, OF THE CORPORATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS WHEN DECIDING WHETHER OR NOT TO PURCHASE ANY NOTES.

Neither this Prospectus nor any Pricing Supplement describes all the risks of an investment in Notes denominated in, or the payment of principal, premium (if any), or interest of which is related to the value of, a particular currency or currency unit, or of an investment in Notes the interest, principal or premium (if any) of which varies by reference to one or more interest rate or exchange rate or other indices, relevant specified currencies, calculation formulae, and redemption, option and other rights associated with such Notes or where the investor's currency is other than the specified currency of issue or in which payment of such Notes will be made. Investors should refer to and consider carefully the applicable Pricing Supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. The risks and investment considerations identified in this Prospectus and the applicable Pricing Supplement are provided as general information only. Investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes and should possess the appropriate resources to analyze such investment and the suitability of such investment in such investor's particular circumstances. The Corporation disclaims any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus or any Pricing Supplement or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in such Notes. See "Certain Investment Considerations".

In connection with any Tranche (as defined in "Summary of the Program"), one of the Dealers may act as a stabilizing agent (the "Stabilizing Manager"). In connection with such Tranche, the Stabilizing Manager may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time. The identity of the Stabilizing Manager will be disclosed in the applicable Pricing Supplement.

In this Prospectus, unless otherwise specified or the context otherwise requires, references to "U.S. dollars", "$" and "U.S.$" are to United States dollars.

TABLE OF CONTENTS

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

The Corporation prepares unaudited quarterly financial statements and audited annual financial statements. In addition, the Corporation prepares an annual information statement (the "Information Statement") which describes the Corporation, including its capital, operations and administration, the Articles of Agreement of the Corporation (the "Articles"), the Corporation's legal status, and its principal financial policies. Each Information Statement also contains the Corporation's most recent audited financial statements. The Corporation also prepares and publishes an annual report, which contains the Corporation's most recent audited financial statements.

The Corporation is subject to certain information requirements of Regulation IFC, promulgated by the Commission under the United States International Finance Corporation Act of 1955, as amended, and in accordance therewith files with the Commission its unaudited quarterly and audited annual financial statements and its most recent Information Statement and annual report (collectively the "IFC Information").

In addition, the IFC Information will be filed with the Luxembourg Stock Exchange and any other stock exchange on which Notes are listed from time to time and which requires such a filing. The IFC Information may be inspected and copies may be obtained (without charge other than for the IFC Information obtainable from the Commission, which must be paid for at prescribed rates) at the following addresses, and at any other address specified in the applicable Pricing Supplement:—

Securities and Exchange Commission
Room 1026
450 Fifth Street, NW
Washington, DC 20549

Banque Internationale à Luxembourg S.A.
69, route d'Esch
L-1470 Luxembourg

Citibank, N.A.
P.O. Box 18055
5 Carmelite Street
London EC4Y 0PA

Citibank, N.A., Singapore Branch
5, Shenton Way, #06-00
UIC Building
Singapore 068808

In addition, copies of the Articles, the Fiscal Agency Agreement, the Supplemental Agency Agreement and the Deed of Covenant (each as defined under "Terms and Conditions of the Notes") may be inspected at the above specified offices of Citibank, N.A., London Office, as Fiscal Agent (the "Fiscal Agent") and Citibank, N.A., Singapore Branch, as Singapore paying agent (the "Singapore Paying Agent").

Copies of such documents and the IFC Information also will be available without charge from the office of the Corporation set out at the end of this Prospectus.

Incorporation by Reference

The Corporation's latest Information Statement, any quarterly or annual financial statements filed with the Commission subsequent to the date of such Information Statement, other reports so filed that by their terms are expressly incorporated by reference herein, and any supplements (other than Pricing Supplements) or amendments to this Prospectus filed by the Corporation with the Commission from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to "this Prospectus" shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this Prospectus may not have been submitted to the same review and clearance procedures to which this document has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

If any material change in the financial condition or affairs of the Corporation shall occur or if the terms of the Program shall be modified or amended and, as a result, this Prospectus shall become inaccurate or misleading in any material respect, the Corporation shall prepare an amendment or supplement to this Prospectus or publish a replacement Prospectus for use in connection with any subsequent offering of the

Notes and shall supply to each Dealer such number of copies of such supplement hereto or replacement Prospectus as such Dealer may reasonably request.

For so long as the Program or any issue of Notes is listed on the Luxembourg Stock Exchange or the Stock Exchange of Singapore Limited, copies of this Prospectus (as defined above) will be available for inspection, and copies may be obtained (without charge), from the principal office of the Luxembourg listing agent, for issues of Notes listed on the Luxembourg Stock Exchange, and from the principal office of the Singapore Paying Agent, for issues of Notes listed on the Stock Exchange of Singapore Limited.

PRICING SUPPLEMENTS

The Corporation will prepare in respect of each particular issue of Notes a Pricing Supplement (each a "Pricing Supplement") which will contain the terms of, pricing details for, and settlement and clearance procedures relating to, such issue of Notes and such other information or disclosure as the Corporation considers appropriate. A Pricing Supplement may set out the full text of the terms and conditions of a particular issue of Notes if the Corporation and the relevant Dealer(s) consider it necessary or appropriate.

USE OF PROCEEDS

The net proceeds of the sale of the Notes will be used for the general operations of the Corporation in accordance with its Articles.

SUMMARY OF THE PROGRAM

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the information in the remainder of this Prospectus and, in relation to the terms and conditions of any particular issue of Notes, the applicable Pricing Supplement. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this Summary.

Issuer:	International Finance Corporation
Description:	Global Medium-Term Note Program
Arranger:	Morgan Stanley & Co. International Limited
Dealers:	The Dealers will consist of any of one or more dealers appointed as dealers (as described in "Plan of Distribution") from time to time for a specific issue of Notes.
Fiscal Agent:	Citibank, N.A., London Office
Paying Agents:	Banque Internationale à Luxembourg S.A., for Notes listed on the Luxembourg Stock Exchange, and Citibank, N.A., Singapore Branch, for Notes cleared through The Central Depositary (Pte) Limited ("CDP")
Specified Currencies:	Subject to compliance with all relevant laws, regulations and directives, Notes may be denominated, and principal, premium (if any) and/or interest may be paid, in one or more of the following currencies or currency units (each, a "Specified Currency"): Australian dollars, Austrian schillings, British pounds sterling, Canadian dollars, Czech korunas, Danish kroner, Deutsche marks, Dutch guilders, Estonian kroons, euros, Finnish markkas, French francs, Greek drachmae, Hong Kong dollars, Israeli shekels, Italian lire, Japanese yen, New Zealand dollars, Norwegian kroner, Philippine pesos, Portuguese escudos, Russian roubles, Singapore dollars, Slovak korunas, South African rand, South Korean won, Spanish pesetas, Swedish kronor, Swiss francs or U.S. dollars or in such other currencies or currency units as the Corporation and the relevant Dealers agree and as is set forth in the relevant Pricing Supplement.
Maturities:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued with any maturity of three months or longer from the date of the original issue.
Denomination:	Subject to compliance with all relevant laws, regulations and directives, Notes of each Series (as defined below) will be in such denominations as may be specified in the applicable Pricing Supplement.
Method of Issue:	The Notes will be issued through Dealers acting as principal on a syndicated or non-syndicated basis, or on an agency basis. The Corporation may also directly offer and sell Notes to investors, to the extent permitted by applicable law. The Notes will be issued in series (each a "Series") having one or more dates of issue and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different dates

of issue. The specific terms of each Tranche will be set out in the applicable Pricing Supplement.

Issue Price: Notes may be issued at their nominal amount or at a discount or premium to their nominal amount.

Form of Notes: The Notes may be issued in bearer form ("Bearer Notes") or in registered form ("Registered Notes"). Unless the issuance is intended to qualify as a targeted bearer issuance described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(iii) (a "targeted bearer issuance"), each Tranche of Bearer Notes will be represented upon initial issuance by a Temporary Global Note which may be exchanged (i) after a period of not less than 40 days from the date of issue for either (a) a Permanent Global Note upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury, or (b) definitive Bearer Notes upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury; or (ii) if the applicable Pricing Supplement so provides, in certain circumstances, for Certificates representing the amount of Notes so exchanged, in each case as provided in the applicable Pricing Supplement. Each Tranche of Bearer Notes issued as part of a targeted bearer issuance will be represented upon initial issuance by a Permanent Global Note or, if specified in the applicable Pricing Supplement, definitive Bearer Notes. Each Tranche of Registered Notes will be represented upon initial issuance by one or more Certificates, each evidencing an individual Noteholder's entire interest in such Registered Notes. Certificates representing Registered Notes that are registered in the name of a nominee for one or more clearing systems are referred to as "Global Certificates".

Clearing Systems: It is expected that Notes will be accepted for clearance through one or more clearing systems as specified in the applicable Pricing Supplement. These systems will include, in the United States, the system operated by DTC and, outside the United States, those operated by Euroclear and Cedelbank and, for Paris Listed Notes, SICOVAM and, if so specified in the applicable Pricing Supplement in the case of Notes listed on the Stock Exchange of Singapore Limited, CDP, and in relation to any Series, such other clearing system as specified in the applicable Pricing Supplement.

Initial Delivery of Notes: On or before the date of issue for each Tranche, unless otherwise agreed among the Corporation, the Fiscal Agent and the relevant Dealer, the Corporation will deposit (i) a Temporary Global Note representing Bearer Notes (except in the case of a targeted bearer issuance); or (ii) a Permanent Global Note or definitive Bearer Notes in the case of a targeted bearer issuance; or (iii) a Global Certificate representing Registered Notes with a common depositary for Euroclear and Cedelbank, a nominee for DTC, SICOVAM, CDP, or any other clearing system specified in the applicable Pricing Supplement.

Description of Notes:	Notes may bear interest at fixed or floating rates or be non-interest bearing, with principal repayable at a fixed amount or by reference to one or more indices or formulae or any combination of the above, as specified in the applicable Pricing Supplement.
Fixed Rate:	Notes which are expressed to be Fixed Rate will bear interest at the fixed rate or rates specified in the applicable Pricing Supplement, which interest will be payable in arrears on the date or dates in each year specified in the applicable Pricing Supplement.
Floating Rate:	Notes which are expressed to be Floating Rate will bear interest by reference to LIBOR, EURIBOR or EUR-LIBOR or one or more other interest rates, exchange rates or stock market or commodities indices or by reference to such formulae, as may be specified in or as otherwise provided in the applicable Pricing Supplement, as adjusted for any applicable margin or rate multiplier. Interest periods will be specified in the applicable Pricing Supplement.
Zero Coupon:	Zero Coupon Notes may be issued at a discount to their nominal amount and will not bear interest.
Deep Discount:.	Deep Discount Notes may be issued at a substantial discount to their nominal amount.
Fixed Redemption Amount:	Notes which have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.
Variable Redemption Amount:	The applicable Pricing Supplement in respect of each Series of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to one or more interest rates, exchange rates, or stock market or commodities indices or by reference to such formulae as may be specified in, or as otherwise provided in such Pricing Supplement.
Redemption by Installments:	The applicable Pricing Supplement in respect of each Series of Notes that are redeemable in two or more installments will set out the dates on which, and the amounts in which, suc h Notes may be redeemed.
Optional Redemption:	The applicable Pricing Supplement may provide that Notes of a Series may be redeemed prior to their stated maturity at the option of the Corporation (either in whole or in part) and/or the holders, and the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Pricing Supplement. Except as so provided, Notes will not be redeemable at the option of the Corporation prior to maturity.
Other Notes:	Terms applicable to Bearer Notes with a maturity at issue of one year or less, high interest Notes, low interest Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, partly-paid Notes, Notes upon which a premium or appreciation rights may be payable and any other type of Note that the

Corporation and any Dealer or Dealers may agree to issue under the Program will be set out in the applicable Pricing Supplement.

Status of Notes:

The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation ranking *pari passu* and without any preference among themselves and *pari passu* with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation as described in "Terms and Conditions of the Notes - Status of Notes".

Negative Pledge:

None.

Events of Default:

With respect to each Series of Notes, if the Corporation shall either (i) fail to pay when due the principal of, premium (if any), or interest on, any Note of such Series or (ii) fail to pay when due, in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies, of the principal of, premium (if any), or interest on, any Note of another Series or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the holder of any Note of such Series may deliver or cause to be delivered to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes of such Series held by it (the serial numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults shall have been cured.

Rating:

The Program has been rated AAA by Standard & Poor's and Aaa by Moody's Investors Service.

Taxation:

The Notes and interest thereon are not exempt from taxation generally.

Under the Articles, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member country (i) which tax discriminates against the Notes solely because they are issued by the Corporation or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

Under the Articles, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any) and interest due on the Notes will be paid to the Fiscal Agent without deduction in respect of any such tax. However, tax withholding requirements may apply to payments made by

	financial intermediaries acting in any capacity other than as the Corporation's Fiscal Agent or paying agent.
Governing Law:	English, New York, or such other law as is specified in the applicable Pricing Supplement.
Listing:	Application has been made to list the Notes on the Luxembourg Stock Exchange. However, specific Series of Notes may be listed on the Paris Stock Exchange, the Stock Exchange of Singapore Limited or on other stock exchanges or may be unlisted. The applicable Pricing Supplement in respect of any Series of Notes will specify whether such Notes will be listed on the Luxembourg Stock Exchange, the Paris Stock Exchange, the Stock Exchange of Singapore Limited or any other stock exchange, or will be unlisted. Index-linked Notes which are Paris Listed Notes must be issued in compliance with the *Principes Généraux relatifs aux warrants et aux titres de créance complexes* set out by the Commission des Opérations de Bourse and the Conseil des Marchés Financiers published from time to time.
Selling Restrictions:	The sale and delivery of Notes, and the distribution of offering material relating to the Notes, are subject to certain restrictions in the United States, the United Kingdom, France, Japan and Singapore as set forth in this Prospectus and in certain other jurisdictions from time to time as may be set forth in the applicable Pricing Supplement. In particular, the Notes are not required to be registered under the United States Securities Act of 1933, as amended. However, Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons in connection with their primary distribution. See "Plan of Distribution".

CERTAIN INVESTMENT CONSIDERATIONS

The following section does not describe all the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in the Notes. Prospective investors should refer to the applicable Pricing Supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes, and consult their own financial and legal advisors about risks associated with and investment considerations arising from an investment in an issue of Notes. Prospective investors should have the ability and expertise, and/or access to the appropriate analytical resources to analyze such investment, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, the relevant calculation formulae, the redemption, option and other rights associated with such investment, and other factors which may have a bearing on the merits and risks of such investment, and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Interest Rate Risks

An investment in Notes the interest, principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Corporation at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Corporation and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the interest rate or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Exchange Rate Risks and Exchange Controls

As described in this Prospectus, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal of, premium (if any) or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency.

Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Corporation has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specified terms of a Note denominated in, or the payment of which is related to the value of, one or more currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. If the Corporation deems appropriate, further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency, or between the Investor's Currency and the Specified Currency, may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a Specified Currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for payment on any particular Note may not be available when payments on such Note are due.

Structure Risks

An investment in a Structured Note issued by the Corporation entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Corporation. A "Structured Note" is a Note with principal, premium (if any) or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more stock market, commodities or other indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Corporation at the same time or that no interest may be payable, that the repayment of principal may occur at times other than that expected by the investor, that the investor may lose a substantial portion of the nominal amount of its Note (whether payable at maturity, upon redemption or otherwise), that the amount of premium based on appreciation rights payable may be substantially less than anticipated or that no such premium is payable, that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Certain Risk Factors — Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Corporation. Such risks generally depend on a number of factors, including financial, economic and/or political events over which the Corporation has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal, premium (if any) or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal, premium (if any) or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Corporation at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates and stock market, commodities or other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate or such other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Corporation, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Corporation, and this also may be true prior to any such period. The Corporation may be expected to redeem such Notes in circumstances where the Corporation's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment

might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have the ability and expertise, and/or access to appropriate analytical resources, to analyze quantitatively the effect (or value) of any redemption, cap or floor, or other features of such Structured Notes, and the resulting impact on the value of such Structured Notes.

Market Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. See also "Plan of Distribution". Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or other market risks, that are designed for specific investment objectives, or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severe adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of the Corporation and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal, premium (if any) or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors will also affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The market value of Notes bearing interest at a Floating Rate with caps or floors generally are more volatile than those of Notes bearing interest at a Floating Rate linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches the cap or floor. Similarly, the prices of Notes bearing interest at a Floating Rate with an Applicable Index containing a rate multiplier or other leverage factor greater than one generally are more volatile than those for Notes bearing interest at a Floating Rate linked to the same Applicable Index without such a rate multiplier or other leverage factor.

In the case of Notes bearing interest at a Floating Rate with an interest rate equal to a fixed rate less a rate based upon an index, the interest rate will vary in the opposite direction of changes in such index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by the Corporation based on the same index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that the Corporation may elect to convert from a Fixed Rate to a Floating Rate, or from a Floating Rate to a Fixed Rate, the ability of the Corporation to convert the interest rate will affect the secondary market and the value of such Notes since the Corporation may be expected to

elect such conversion when it would be expected to produce a lower overall cost of borrowing to the Corporation. If the Corporation elects to convert from a Fixed Rate to a Floating Rate, the Spread may be lower (if being added to the index) or higher (if being subtracted from the index) than prevailing spreads at the time of such conversion on other floating rate securities issued by the Corporation with comparable maturities using the same index, and the interest rate at any time may be lower than that payable on other securities of the Corporation. Conversely, if the Corporation elects to convert from a Floating Rate to a Fixed Rate, the Fixed Rate may be lower than prevailing interest rates on other securities of the Corporation.

The prices at which zero coupon instruments, such as Zero Coupon Notes, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the nominal amount payable on such instruments, such as Deep Discount Notes or Notes issued with significantly above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared to that for conventional interest-bearing securities with comparable maturities.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable Pricing Supplement, will apply to the Notes referred to in such Pricing Supplement. If Notes are to be printed in definitive form either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Bearer Notes (as defined below) or on the Certificates (as defined below) relating to such Registered Notes (as defined below).

The Notes are issued pursuant to an Amended and Restated Fiscal Agency Agreement (as amended or supplemented as at the date of issue of the Notes (the "Issue Date")), dated as of November 17, 1999 (the "Fiscal Agency Agreement") between the Corporation, Citibank, N.A., London Office, as fiscal agent and the other agents named therein and, in the case of Notes to be cleared through The Central Depository (Pte) Limited, as supplemented by the Supplemental Agency Agreement dated as at September 17, 1999 (the "Supplemental Agency Agreement") between the Corporation and Citibank, N.A., Singapore Branch, as Singapore paying agent, and the other agent named therein and, in the case of Notes governed by English law, with the benefit of an Amended and Restated Deed of Covenant (as amended or supplemented as at the Issue Date, the "Deed of Covenant") dated as of November 17, 1999 executed by the Corporation in relation to the Notes. The original of the Deed of Covenant is held by the fiscal agent. The fiscal agent, the paying agents, the registrar, the transfer agents, the exchange agent(s) and the calculation agent(s) are referred to below respectively as the "Fiscal Agent", the "Paying Agents" (which expression shall also include the Fiscal Agent and such additional paying agents the Corporation may appoint from time to time or in connection with particular issues of Notes), the "Registrar", the "Transfer Agents", the "Exchange Agent(s)" and the "Calculation Agent(s)" (which expressions shall include their respective successors and any additional agents appointed as such by the Corporation from time to time) and, together, the "Agents". Unless otherwise specified in the applicable Pricing Supplement, the Calculation Agent will be Citibank, N.A., London Office. The Noteholders (as defined below), the holders (the "Couponholders") of the interest coupons (the "Coupons") appertaining to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons"), and the holders of the receipts for the payment of installments of principal (the "Receipts") relating to Notes in bearer form of which the principal is payable in installments are bound by and are deemed to have notice of all of the provisions of the Fiscal Agency Agreement, the Deed of Covenant and the Pricing Supplement applicable to such Notes.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Pricing Supplement.

In these Conditions, "Noteholder" means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), and "holder" (in relation to a Bearer Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or, in relation to a Registered Note, the person in whose name a Registered Note is registered, as the case may be.

Copies of the Fiscal Agency Agreement and the Deed of Covenant are available for inspection at the specified offices of each of the Fiscal Agent, the Registrar and the Transfer Agents.

1. Form, Denomination, Title and Specified Currency

(a) *Form and Denomination:* The Notes are issued in bearer form ("Bearer Notes") or in registered form ("Registered Notes") in each case in the Specified Currenc(y/ies) for principal and/or interest payment. Each Series of Notes may comprise either Registered Notes only, Registered Notes and Bearer Notes, or Bearer Notes only.

Bearer Notes may be issued in global form ("Global Notes") and/or definitive form. Bearer Notes in definitive form are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, except in the case of Notes that do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any

Bearer Note the nominal amount of which is redeemable in installments is issued with one or more Receipts attached.

Registered Notes are represented by registered certificates ("Certificates") in global and/or definitive form. Except as provided in Condition 2(b), one Certificate (including Certificates in global form) representing the aggregate nominal amount of Registered Notes held by the same holder will be issued to such holder, unless more than one Certificate is required for clearance and settlement purposes. Each Certificate will be numbered serially with an identifying number, which will be recorded in the register (the "Register") kept by the Registrar.

Bearer Notes and Registered Notes will have such denominations as are set forth in the applicable Pricing Supplement ("Specified Denominations").

(b) *Title:* Title to Bearer Notes and Receipts, Coupons and Talons shall pass by delivery. Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Fiscal Agency Agreement or otherwise in accordance with applicable law. The Corporation, the Fiscal Agent, the Paying Agents, the Registrar and the Transfer Agents shall be entitled to deem and treat the bearer of any Bearer Note, Receipt, Coupon or Talon, or the registered holder of any Registered Note, to be the absolute owner thereof for the purpose of making payments and for all other purposes, whether or not such Bearer Note, Receipt, Coupon or Talon, or Registered Note is overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon (or on the Certificate representing it) or notice of any previous theft or loss thereof (or of the related Certificate) and all payments on a Note or Coupon to such holder shall be deemed valid and effectual to discharge the liability of the Corporation in respect of such Note or Coupon to the extent of the sum or sums so paid.

(c) *Specified Currency:* The Specified Currency of any Note and, if different, any Specified Principal Payment Currency and/or Specified Interest Payment Currency, are as specified in the applicable Pricing Supplement. All payments of principal in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Principal Payment Currency, and all payments of interest in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Interest Payment Currency.

2. Exchanges of Bearer Notes and Transfers of Registered Notes

(a) *Transfers:* Subject as provided in Condition 2(f), Registered Notes may be transferred in whole or in part in a Specified Denomination upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed. In the case of a transfer of part only of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the interest in the Notes not transferred shall be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the transferee's aggregate interest in the Notes shall only be issued against surrender of the Certificate representing its existing interest in the Notes.

(b) *Exercise of Options or Partial Redemption in Respect of Registered Notes:* In the case of a partial redemption (in respect of an exercise of the Corporation's or the Noteholder's option or otherwise) of Registered Notes represented by a single Certificate, a new Certificate in respect of the balance of the interest not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new Certificates may be issued to the relevant holders reflecting such exercise. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

(c) *Exchange:* Subject as provided in Condition 2(f), and if so provided in the applicable Pricing Supplement, Bearer Notes may be exchanged for the same aggregate nominal amount of Registered Notes of the same Series at the request in writing of the relevant Noteholder and upon surrender of each Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; provided, however, that where such Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 6(b)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes.

(d) *Delivery of New Certificates:* New Certificate(s) issued upon any transfer, exchange, partial redemption or partial exercise of options in accordance with this Condition 2 shall be mailed by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified in the request for transfer or exchange, or in the redemption exercise notice delivered by the holder requesting such transfer, exchange or partial redemption, to the relevant Transfer Agent or Registrar, as the case may be, or (if no address is so specified) as appears in the Register, or otherwise in accordance with the customary procedures of the relevant Transfer Agent or the Registrar, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify.

(e) *Exchange Free of Charge:* Exchanges of Bearer Notes for Registered Notes and registrations of transfers of Certificates shall be effected without charge by or on behalf of the Corporation, the Registrar or the Transfer Agents, provided that the transferor or holder shall bear the expense of the issue and delivery of any Registered Note and shall make any payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(f) *Closed Periods:* No transfer of a Registered Note or the exchange of a Bearer Note for one or more Registered Note(s) will be effected (i) during the period of 15 days immediately preceding the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, (ii) during the notice period immediately preceding any date on which Notes may be called for redemption by the Corporation at its option pursuant to Condition 5(e), (iii) after any such Note has been called for redemption or (iv) during the period of 7 days ending on (and including) any Record Date (as defined in Condition 6(b)). If the applicable Pricing Supplement provides that Bearer Notes may be exchanged for Registered Notes, then any such Bearer Note called for redemption may be exchanged for one or more Registered Note(s) not later than the relevant Record Date, provided that the Certificate in respect of such Registered Note(s) is simultaneously surrendered.

(g) *Provisions Concerning Transfers:* All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available by the Registrar to any holder of a Registered Note upon request.

3. Status of Notes

The Notes are direct, unconditional, general and unsecured obligations of the Corporation ranking *pari passu* and without any preference among themselves and *pari passu* with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT

4. Interest

One or more of the following provisions apply to each Note, as specified in the applicable Pricing Supplement. Capitalized terms used in this Condition 4 and not otherwise defined in these Conditions or the applicable Pricing Supplement have the respective meanings set forth in Condition 4(d).

(a) *Fixed Rate:* The following provisions in this Condition 4(a) apply to a Note the interest basis for which is specified in the applicable Pricing Supplement as being "Fixed Rate".

Each Note bearing interest at a Fixed Rate bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest as specified in the applicable Pricing Supplement, payable in arrears on the Interest Payment Date(s) in each year and on the Maturity Date specified in such Pricing Supplement, if such date does not fall on an Interest Payment Date. The amount(s) of interest payable in respect of such Note may be specified in the applicable Pricing Supplement as the Fixed Coupon Amount(s) or, if so specified, the Broken Amount.

The first payment of interest on a Note will be made on the Interest Payment Date next following the relevant Interest Commencement Date. If the period between the Interest Commencement Date and the first Interest Payment Date is different from the period between Interest Payment Dates, the first payment of interest on a Note will be the amount specified on the relevant Note as being the initial Broken Amount. If the Maturity Date is not an Interest Payment Date, interest from and including the preceding Interest Payment Date

(or from and including the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will be the amount specified on the relevant Note as being the final Broken Amount.

Interest in respect of a period which is different from the period between Interest Payment Dates (or, in the case of the first interest period, the period between the Interest Commencement Date and the first Interest Payment Date) will be calculated using the applicable Day Count Fraction (as defined in Condition 4(d)).

Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest and in the manner provided in this Condition 4(a) to the Relevant Date (as defined in Condition 8).

(b) *Floating Rate:*

The following provisions in this Condition 4(b) apply to a Note the interest basis for which is specified in the applicable Pricing Supplement as being "Floating Rate".

(i) Specified Interest Payment Dates:

Each Note bears interest on its outstanding nominal amount from (and including) the Interest Commencement Date (as defined in Condition 4(d)) in respect thereof at the rate per annum (expressed as a percentage) equal to the Rate of Interest calculated in accordance with this Condition 4(b) and such interest will be payable in arrears on each Specified Interest Payment Date (as defined in Condition 4(d)).

Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the Rate of Interest and in the manner provided in this Condition 4(b) to the Relevant Date (as defined in Condition 8).

(ii) Rate of Interest:

Each Note bears interest at the Rate(s) of Interest which shall be a floating rate or rates of interest equal to (i) the Benchmark Rate adjusted, if necessary, by any Margin and/or any Rate Multiplier in accordance with Condition 4(b)(vi) or (ii) such other rate or rates calculated as specified in the applicable Pricing Supplement. The Benchmark Rate (if any) in respect of a Note may be calculated by reference to LIBOR, EURIBOR or EUR-LIBOR or one or more other interest rates, exchange rates, stock market or commodities indices (each a "Benchmark"). The dates on which interest shall be payable on a Note, the basis for calculation of each amount of interest payable in respect of such Note on each such date and on any other date on which interest becomes payable in respect of such Note, and the rate (or the basis of calculation of such rate) at which interest will accrue in respect of any overdue principal shall be as set out below, unless otherwise specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Rate of Interest and Interest Amount (as defined in Condition 4(b)(vi)) payable on the Note on each Specified Interest Payment Date shall be determined by the Calculation Agent at or about the Relevant Time on the relevant Interest Determination Date in respect of each Interest Period on the basis of the following provisions:

(A) If the applicable Pricing Supplement specifies that the "Primary Source for Floating Rate" shall be a specified page, section or other part of a particular information service (each as specified in the applicable Pricing Supplement), then the Benchmark Rate for such Interest Period, subject as provided below, shall be (x) the Reference Rate so appearing in or on that page, section or other part of such information service (where such Reference Rate is a composite quotation of interest rates per annum or is customarily supplied by one entity) or (y) if no composite quotation so appears, the arithmetic mean of the individual Reference Rates at that time appearing in or on that page, section or other part of such information service, in any such case in respect of deposits in the relevant Specified Currency for a period equal to the duration of such Interest Period.

(B) If the applicable Pricing Supplement specifies that the "Primary Source for Floating Rate" shall be the Reference Banks identified in such Pricing Supplement or in the case of a Note in respect of which paragraph (A) above is applicable but (x) no Reference Rate appears at or about such Relevant Time or (y) fewer than two Reference Rates appear at or about such Relevant Time, then the Calculation Agent shall request the principal offices in the Relevant Banking Center of each of the Reference Banks specified in the applicable Pricing Supplement (or, as the case may be, any Reference Bank appointed from time to time pursuant to Condition 4(b)(viii)) to provide the Calculation Agent with its Reference Rate quoted to leading banks for deposits in the relevant Specified Currency for a period equivalent to the duration of the relevant Interest Period. Where this Condition 4(b)(ii)(B) shall apply, the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of such Reference Rates as calculated by the Calculation Agent.

(C) If, at or about the Relevant Time on any Interest Determination Date where the Benchmark Rate in respect of a Note is to be determined pursuant to Condition 4(b)(ii)(B), only two or three of such Reference Banks provide such relevant quotations, then the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of the Reference Rates quoted by such Reference Banks as calculated by the Calculation Agent.

(D) If at or about the Relevant Time on any Interest Determination Date where the Benchmark Rate is to be determined pursuant to Condition 4(b)(ii)(B), fewer than two of such Reference Banks provide such Reference Rates, then the Calculation Agent shall, after consultation with the Corporation, select four or more banks carrying on business in the Relevant Financial Center for such Specified Currency (the "Alternative Banks"), and the Benchmark Rate for the relevant Interest Period shall, subject as provided below, be whichever is the higher of:

(1) the Benchmark Rate in effect for the last preceding Interest Period to which Condition 4(b)(ii)(A), (B) or (C) shall have applied; and

(2) the rate per annum (expressed as a percentage) which the Calculation Agent determines to be the arithmetic mean of the Reference Rate quoted by such Reference Bank (if any) and the Reference Rates in respect of the relevant Specified Currency which such Alternative Banks are quoting at or about the Relevant Time on the relevant Interest Determination Date for a period equivalent to the duration of such Interest Period to other leading banks carrying on business in that Relevant Financial Center; provided, however, that if the Calculation Agent is unable to select the requisite number of Alternative Banks or if the Alternative Banks so selected by the Calculation Agent are not quoting as aforesaid, then the Benchmark Rate shall be the Benchmark Rate determined in accordance with paragraph (1) of this Condition 4(b)(ii)(D).

(iii) ISDA Determination:

In the case of a Note which specifies in the applicable Pricing Supplement that the manner in which the Rate of Interest is to be determined shall be ISDA Determination, the Rate of Interest for each Interest Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as specified in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is a period specified; and

(C) the relevant Reset Date is the first day of that Interest Period unless otherwise specified.

For the purposes of this sub-paragraph (iii), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(iv) Minimum/Maximum Rates:

If the applicable Pricing Supplement specifies a Minimum Rate of Interest, then the Rate of Interest shall in no event be less than such Minimum Rate of Interest, and if the applicable Pricing Supplement specifies a Maximum Rate of Interest, then the Rate of Interest shall in no event exceed such Maximum Rate of Interest.

(v) Rounding:

The Calculation Agent shall, if necessary, round any Rate of Interest to the nearest one-hundred thousandth of one percent.

(vi) Determination of Rate of Interest and Calculation of Interest Amounts:

As soon as practicable after the Relevant Time on each Interest Determination Date or such other time, the Calculation Agent will obtain any quote or rate or make any determination or calculation, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amount") in respect of each Specified Denomination of the relevant Notes (in the case of Bearer Notes) and the minimum Specified Denomination (in the case of Registered Notes) for the relevant Interest Period. Interest Amount(s) shall be calculated by applying the Benchmark Rate, adjusted, if necessary, by any Margin and/or any Rate Multiplier (or such other rate or rates calculated as specified in the applicable Pricing Supplement), to each Specified Denomination (in the case of Bearer Notes) and minimum Specified Denomination (in the case of Registered Notes), and multiplying such product by the applicable Day Count Fraction(s) and rounding, if necessary, the resultant figure to the nearest unit of the relevant currency (half of such unit being rounded upwards or, in the case of Japanese yen, downwards). The determination of the Rate of Interest and the Interest Amounts and the obtaining of any quote or rate, and the making of any determination or calculation by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

(vii) Notification of Rate of Interest and Interest Amounts:

The Calculation Agent will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Specified Interest Payment Date to be provided to the Corporation, each of the Agents and, if the relevant Notes are at such time listed on any stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination. The Calculation Agent will also cause the same information to be provided to Noteholders in accordance with Condition 13 as soon as possible after its determination but, unless otherwise provided in the applicable Pricing Supplement, in no event later than the seventh calendar day thereafter. The Interest Amounts and the Specified Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(viii) Calculation Agent and Reference Banks:

The Corporation will ensure that, as long as any Note to which this Condition 4(b) applies remains outstanding, there shall always be a Calculation Agent for such Note and so long as the Primary Source for Floating Rate for such Note is Reference Banks, and unless otherwise provided in the applicable Pricing Supplement, there shall at all times be at least four Reference Banks for such Note with offices in the Relevant Banking Center. In the case of any Note in respect of which Condition 4(b)(ii)(A) applies but no Reference Rate appears at or about the Relevant Time, or fewer than two Reference Rates appear at or about the Relevant Time and the Corporation has not appointed at least five Reference Banks, the Corporation will, after

consulting with the Calculation Agent, identify at least four Reference Banks for such Note with offices in the Relevant Banking Center. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Corporation will use reasonable endeavours to appoint another Reference Bank with an office in the Relevant Banking Center to act as Reference Bank in its place. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts, then the Corporation will appoint the New York or London office of a leading bank engaged in the international interbank markets to act as Calculation Agent in its place. With respect to any Note at any time outstanding, the Calculation Agent thereof may not resign its duties unless a successor has been appointed and the appointment has been made effective.

(c) *Zero Coupon and Deep Discount Notes:* In the case of a Note the interest basis for which is specified in the applicable Pricing Supplement as Zero Coupon (a "Zero Coupon Note"), references to the amount of interest payable in respect of a Note (other than as provided in Condition 9), Coupons and Talons in these Conditions are not applicable. If, upon the presentation of such a Note, or of a Note which is specified in the applicable Pricing Supplement as Deep Discount (a "Deep Discount Note") on or after the Maturity Date, payment of principal is improperly withheld or refused, interest shall accrue (on the same basis as that referred to in Condition 4(a)) on such Note from the Maturity Date to the Relevant Date at a rate per annum (expressed as a percentage) equal to the Amortization Yield specified in the applicable Pricing Supplement.

(d) *Definitions:* As used in these Conditions, and unless otherwise specified in the applicable Pricing Supplement:

"Business Day Convention" means either:—

(i) the "Floating Rate Business Day Convention", in which case interest on a Note shall be payable on each Specified Interest Payment Date which numerically corresponds to its Interest Commencement Date or, as the case may be, the preceding Specified Interest Payment Date in the calendar month which is the Specified Period specified in the applicable Pricing Supplement after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Specified Interest Payment Date occurred, provided that:—

(A) if there is no such numerically corresponding day in the calendar month in which a Specified Interest Payment Date should occur, then the relevant Specified Interest Payment Date will be the last day which is a Relevant Business Day (as defined below) in that calendar month;

(B) if a Specified Interest Payment Date would otherwise fall on a day which is not a Relevant Business Day, then the relevant Specified Interest Payment Date will be the first following day which is a Relevant Business Day, unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Relevant Business Day; and

(C) if such Interest Commencement Date or the preceding Specified Interest Payment Date occurred on the last day in a calendar month which was a Relevant Business Day, then all subsequent Specified Interest Payment Dates in respect of such Note will be the last day which is a Relevant Business Day in the calendar month which is the Specified Period specified in the applicable Pricing Supplement after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Specified Interest Payment Date occurred; or

(ii) the "Modified Following Business Day Convention", in which case interest on a Note shall be payable on such Specified Interest Payment Dates as may be specified in the applicable Pricing Supplement, provided that, if any Specified Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Specified Interest Payment Date will be the first following day which is a Relevant Business Day, unless that day falls in the next calendar month, in which case the relevant Specified Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(iii) the "Following Business Day Convention", in which case interest on a Note shall be payable on such Specified Interest Payment Dates as may be specified in the applicable Pricing Supplement, provided that, if any Specified Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Specified Interest Payment Date will be the first following day which is a Relevant Business Day; or

(iv) the "Preceding Business Day Convention", in which case interest on a Note shall be payable on such Specified Interest Payment Dates as may be specified in the applicable Pricing Supplement, provided that, if any Specified Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Specified Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(v) such other Business Day Convention as may be specified in the applicable Pricing Supplement.

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last, whether or not constituting an Interest Period, the "Calculation Period"):

(1) if "Actual/365" or "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(2) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(3) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(4) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(5) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date and, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

if "Actual/Actual - ISMA" is specified in the applicable Pricing Supplement, (a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and (b) if the Calculation Period is longer than one Determination Period, the sum of: (x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and (y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; it being understood that, for the purposes of this definition of Day Count Fraction, "Determination Period" means the period from and including a Determination Date (as defined in the applicable Pricing Supplement) in any year to but excluding the next Determination Date; or

(6) such other calculation basis as is specified in the applicable Pricing Supplement.

"Interest Commencement Date" means, in the case of the first issue of a Tranche of Notes, the Issue Date of such Notes or such other date as may be specified as the Interest Commencement Date in the applicable Pricing Supplement and, in the case of a further issue of a Tranche of Notes on substantially identical terms, the Interest Payment Date or, as the case may be, Specified Interest Payment Date in relation to such first issue immediately preceding the date on which such Tranche of Notes are issued or if there is no such date, the Interest Commencement Date in respect of such first issue, or in any case such other date as may be specified as the Interest Commencement Date in the applicable Pricing Supplement.

"Interest Determination Date" means, in respect of any Interest Period, that number of days (if any) specified in the applicable Pricing Supplement prior to the first day of such Interest Period on which banks and foreign exchange markets settle payments in the Relevant Banking Center or, in the case of Notes the Rate of Interest of which is determined by reference other than to one or more interest rate or exchange rate indices (and if so provided in the applicable Pricing Supplement), that number of days (if any) prior to the first day on such Interest Period on which the relevant index or indices can be determined.

"Interest Period" means, unless otherwise specified in the applicable Pricing Supplement, the period beginning on and including the Interest Commencement Date to but excluding the first Specified Interest Payment Date and each successive period beginning on and including a Specified Interest Payment Date to but excluding the next succeeding Specified Interest Payment Date.

"ISDA Definitions" means the 1991 ISDA Definitions (as amended and supplemented by the 1998 Supplement to the 1991 Definitions and the 1998 Euro Definitions) published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

"Issue Date" means, in respect of any Tranche of Notes, the date of issue of such Notes.

"Margin" means the percentage rate per annum specified in the applicable Pricing Supplement.

"Rate Multiplier" means the percentage rate or number applied to the relevant Benchmark Rate, as specified in the applicable Pricing Supplement.

"Reference Rate" means, for any Note the interest basis of which is specified as Floating Rate, the bid, offered or mean of bid and offered rate, as specified in the applicable Pricing Supplement, for the Rate of Interest specified in such Pricing Supplement.

"Relevant Banking Center" means, for any Specified Currency specified in the applicable Pricing Supplement, the Relevant Banking Center specified in such Pricing Supplement.

"Relevant Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets settle payments in the Relevant Financial Center and any Additional Business Center(s) specified in the applicable Pricing Supplement; and

(ii) in the case of euro, a TARGET Business Day and any Additional Business Center(s) specified in the applicable Pricing Supplement.

"Relevant Financial Center" means:

(i) in the case of a currency other than euro, the principal financial center for such currency; and

(ii) in the case of euro, Europe.

"Relevant Time" means the local time in the Relevant Banking Center at which it is customary to determine bid, offered and mean rates in respect of deposits in that currency in the interbank market in that Relevant Banking Center, and for this purpose "local time" means, with respect to Europe as a Relevant Banking Center, Central European Time.

"Series" means a series of Notes issued in one or more Tranches on one or more Issue Dates.

"Specified Interest Payment Date" means either (i) each date which falls in the Specified Period specified in the applicable Pricing Supplement after the preceding Specified Interest Payment Date or, in the case of the first Specified Interest Payment Date, after the Interest Commencement Date or (ii) as is otherwise specified as such in the applicable Pricing Supplement, in each case as adjusted by the Business Day Convention specified in such Pricing Supplement.

"TARGET Business Day" means a day on which the TARGET System is operating.

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

"Tranche" means a tranche of Notes having identical terms and issued on the same Issue Date.

5. Redemption, Purchase and Options

(a) *Final Redemption and Redemption by Installments:*

(i) Unless previously redeemed or purchased and cancelled as provided in this Condition 5, each Note shall be redeemed in full on the Maturity Date specified in the applicable Pricing Supplement at its redemption amount (which, unless otherwise provided in this Condition 5 or in the applicable Pricing Supplement, is its nominal amount) ("Final Redemption Amount") or, in the case of a Note in respect of which subparagraph (ii) below applies, its final Installment Amount.

(ii) Unless previously redeemed or purchased and cancelled as provided in this Condition 5, each Note that provides for Installment Dates and Installment Amounts shall be partially redeemed on each Installment Date at the related Installment Amount specified in the applicable Pricing Supplement or, if so provided in the applicable Pricing Supplement, determined by the Calculation Agent. Upon payment in full of any Installment Amount, the outstanding nominal amount of each such Note shall be reduced by such Installment Amount (or, if such Installment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Installment Date, unless payment of the Installment Amount is improperly withheld or refused on presentation of the related Receipt, in which case such amount shall remain outstanding until the Relevant Date relating to such Installment Amount.

(b) *Purchases:* The Corporation may at any time purchase or otherwise acquire Notes at any price (provided that in the case of Bearer Notes they are purchased or acquired together with all unmatured Coupons and unexchanged Talons relating to them) in the open market or otherwise.

(c) *Early Redemption of Zero Coupon Notes and Deep Discount Notes:*

(i) The redemption amount payable in respect of any Note the interest basis of which is specified in the applicable Pricing Supplement to be Zero Coupon, or of any Deep Discount Note, at any time prior to its stated Maturity Date or upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note.

(ii) Subject to the provisions of sub-paragraph (iii) below, the Amortized Face Amount of any Zero Coupon Note, or of any Deep Discount Note, shall be the sum of (A) the Reference Price specified in the applicable Pricing Supplement and (B) the aggregate amortization of the difference between the Reference Price and the nominal amount of the Note from the Issue Date to the date on which the Note becomes due and payable, calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield applied to the Reference Price in the manner specified in such Pricing Supplement. Where the specified calculation is to be made for a period of less than a full year it shall be made using the applicable Day Count Fraction.

(iii) If the redemption amount payable in respect of any such Note upon it becoming due and payable as provided in Condition 9 is not paid when due, the redemption amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in sub-paragraph (ii) above, except that such sub-paragraph shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a

reference to the Relevant Date. The calculation of the Amortized Face Amount in accordance with this sub-paragraph shall continue to be made (before and, to the extent permitted by applicable law, after judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled redemption amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 4(c).

(d) *Redemption of Notes with Variable Redemption Amount:* The basis for calculation of the amount payable upon redemption of a Note with a redemption amount which is variable ("Variable Redemption Amount") shall be specified in the applicable Pricing Supplement and determined in accordance with Condition 5(h).

(e) *Redemption at the Option of the Corporation and Exercise of Corporation's Options (Call Option):* If so provided in the applicable Pricing Supplement, the Corporation may at its option, subject to compliance with all relevant laws, regulations and directives, on giving to the holder of such Note irrevocable notice in accordance with Condition 13 of not less than 30 nor more than 45 days (or such other notice period as specified in the applicable Pricing Supplement) redeem all or, if so specified in the applicable Pricing Supplement, some of the Series of Notes of which such Note forms part, on the Optional Redemption Date(s) specified in the applicable Pricing Supplement (which shall, in the case of a Note which has applicable to it at the time of redemption an interest basis which is specified in the applicable Pricing Supplement as Floating Rate, be a Specified Interest Payment Date) at the amount specified on such date as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption. All Notes in respect of which any such notice is given shall be redeemed on the Optional Redemption Date(s) specified in such notice in accordance with this Condition 5(e).

In the case of a partial redemption or a partial exercise of a Corporation's option, the notice to Noteholders shall also contain the certificate or serial numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place as the Fiscal Agent may approve and in such manner as may be agreed between the Corporation and the Fiscal Agent, taking account of prevailing market practice, and subject to compliance with any applicable laws and stock exchange requirements.

(f) *Redemption at the Option of Noteholders and Exercise of Noteholders' Options (Put Option):* If so provided in the applicable Pricing Supplement, the Corporation shall, subject to compliance with all relevant laws, regulations and directives, at the option of the holder of such Note, redeem such Note on the Optional Redemption Date(s) specified in the applicable Pricing Supplement (which shall, in the case of a Note which has applicable to it at the time of redemption an interest basis which is specified in such Note as Floating Rate, be a Specified Interest Payment Date) at the amount specified in the applicable Pricing Supplement as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption.

To exercise such options or any other Noteholders' option that may be specified in the applicable Pricing Supplement, the holder must deposit, (i) in the case of Bearer Notes, such Note (and, in the case of a Bearer Note in definitive form, together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent; or (ii) in the case of Registered Notes, the Certificate representing such Note(s) with the Registrar or any Transfer Agent, at their respective specified offices, together, in each case, with a duly completed option exercise notice ("Exercise Notice") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) not more than 60 nor less than 46 days (or such other deposit period as may be specified in the applicable Pricing Supplement) prior to the relevant date for redemption. No Note, Certificate or Exercise Notice so deposited may be withdrawn without the prior consent of the Corporation and the Fiscal Agent.

(g) *Cancellation:* The Corporation will be entitled to hold and deal with any Notes purchased or acquired by it which may be surrendered, for cancellation or not, at the Corporation's discretion. Any Notes so surrendered for cancellation may not be reissued or resold, and the obligations of the Corporation in respect of any such Notes shall be discharged.

(h) *Determination of Installment Amount or Variable Redemption Amount:* If the applicable Pricing Supplement provides that any Installment Amount, Variable Redemption Amount or premium are to be determined by the Calculation Agent (or another person), then on or prior to each date the Calculation Agent

(or such other person) is required to determine each such Installment Amount, Variable Redemption Amount or premium, the Calculation Agent (or such other person) will obtain any quote or rate, or make any other determination or calculation as may be required, and will determine such Installment Amount, Variable Redemption Amount or premium in accordance with the applicable Pricing Supplement. The determination of such Installment Amount, Variable Redemption Amount or premium, and the obtaining of any quote or rate, by the Calculation Agent (or such other person) shall (in the absence of manifest error) be final and binding upon all parties. The Calculation Agent (or such other person) shall cause to be provided to the Corporation, each of the Agents, the relevant Noteholders (in accordance with Condition 13) and any stock exchange, if the relevant Notes are listed on such stock exchange and the rules of such exchange so require, the Installment Amounts, Variable Redemption Amounts or premium determined by it as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination.

6. Payments and Talons

(a) *Bearer Notes:*

(i) Payments of principal, premium (if any) and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Bearer Notes (in the case of all payments of principal (including final Installment Amounts) and premium (if any) and, in the case of interest, as specified in Condition 6(e)(vi)), Coupons (in the case of interest, except as specified in Condition 6(e)(vi)) and Receipts (in the case of payments of Installment Amounts other than final Installment Amounts on the due date for redemption and provided that the Receipt is presented for payment together with the related Bearer Note), as the case may be, at the specified office of any Paying Agent outside the United States (A) by a check payable in the currency in which such payment is due drawn on, or, at the option of the holder, by transfer to an account denominated in that currency maintained by the payee with, a bank in the Relevant Financial Center for that currency, provided that in the case of payments denominated in euro, the transfer will be to a euro account specified by the payee in a city in which banks have access to the TARGET System or (B) as may otherwise be specified in the applicable Pricing Supplement as an Alternative Payment Mechanism.

(ii) Notwithstanding the foregoing, if the Specified Currency of any Bearer Notes or payments thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Corporation shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts, and (iii) such payment is then permitted by United States law.

Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be *prima facie* evidence that the payment in question has been made.

(b) *Registered Notes:*

(i) Payments of principal (including Installment Amounts), premium (if any) and interest (including interest on Installment Amounts) in respect of Registered Notes shall be made to the person shown on the Register at the close of business at the office of the Registrar on the fifteenth day before the due date for payment thereof (the "Record Date") and, in the case of payment of principal, against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in subparagraph (ii) and (iii) below.

(ii) Unless an Alternate Payment Mechanism is otherwise provided for in the applicable Pricing Supplement, payments of principal, premium (if any) and interest on each Registered Note shall be made in the currency in which such payments are due by transfer to an account in the relevant currency maintained by the payee with a bank in the Relevant Financial Center for such currency (which, in the case of euro, will be to a euro account specified by the payee in a city in which banks have access to the TARGET System), or, at the holder's option or, if the holder fails to nominate an account to which transfers may be made, by check drawn on a bank in the Relevant Financial Center for such currency and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register.

(iii) Registered Notes held through The Depository Trust Company ("DTC") will be represented by one or more Certificates registered in the name of, or the name of a nominee for, DTC and will be paid as follows:

(A) if the Specified Currenc(y/ies) for payment is(are) U.S. dollars, payments of principal, premium (if any), and/or interest will be made in accordance with Conditions 6(b)(i) and (ii).

(B) if the Specified Currenc(y/ies) for payment is(are) a currency other than U.S. dollars, payments of principal and interest will be made by the Fiscal Agent in the relevant currency to the Exchange Agent who will make payments in such currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the third day on which banks are open for business in New York City (a "DTC Business Day") following the applicable Record Date in the case of interest and the twelfth calendar day prior to the payment date for the payment of principal to receive that payment in such currency; *provided, however*, that Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System or any successor thereto ("Euroclear") and Cedelbank shall for this purpose be deemed to have made a standing election to receive all payments in such currency. In the case of DTC participants (other than Euroclear and Cedelbank) entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Exchange Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Fiscal Agency Agreement sets out the manner in which such conversions or such elections are to be made.

(iv) Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 6(g), if the Noteholder is late in surrendering its Certificate (if required to do so), or if its Certificate cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 6(b) arrived after the due date for payment.

(c) *Payments Subject to Law:* All payments are subject in all cases to any applicable fiscal and other laws, regulations and directives. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) *Appointment of Agents:* The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent initially appointed by the Corporation and their respective specified offices are listed below. The Corporation reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Registrar, any Transfer Agent, any Calculation Agent or any other agent and to appoint a substitute Fiscal Agent and/or additional or other Paying Agents, Registrars, Transfer Agents, Calculation Agents or any other agent provided that the Corporation shall at all times maintain (i) a Fiscal Agent, (ii) for Registered Notes, a Registrar and Transfer Agent in New York City and a Transfer Agent having its specified office in a European city which, so long as Notes are listed on the Luxembourg Stock Exchange, will be Luxembourg, (iii) for Bearer Notes, a Paying Agent having its specified office in a European city which, so long as the Notes are listed on the Luxembourg Stock Exchange, will be Luxembourg,

(iv) one or more Calculation Agent(s) if specified in the applicable Pricing Supplement, and (v) such other agents as may be required by any other stock exchange on which the Notes may be listed.

In addition, the Corporation shall appoint a Paying Agent in New York City in respect of any Bearer Notes the Specified Currency of which is U.S. dollars or payments in respect of which are otherwise to be made in U.S. dollars in the circumstances described in paragraph (a)(ii) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 13.

(e) *Unmatured Coupons and Receipts and Unexchanged Talons:*

(i) Bearer Notes issued in definitive form the interest basis for which is specified in the applicable Pricing Supplement as being Fixed Rate, other than Notes which are specified to be Long Maturity Notes (being Notes whose nominal amount is less than the aggregate interest payable thereon on the relevant dates for payment of interest under Condition 4(a)), should be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the nominal amount due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of ten years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

(ii) Unless otherwise specified in the applicable Pricing Supplement, upon the due date for redemption of any Bearer Note the interest basis for which is specified in the applicable Pricing Supplement as being Floating Rate at any time or which is a Long Maturity Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in installments, all Receipts relating to such Note having an Installment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Unless otherwise provided in the applicable Pricing Supplement, where any Bearer Note the interest basis for which is specified in the applicable Pricing Supplement as being Floating Rate at any time or which is a Long Maturity Note is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it and where any Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Corporation may require.

(vi) If the due date for redemption of any Note is not an Interest Payment Date or Specified Interest Payment Date, as the case may be, interest accrued from the immediately preceding Interest Payment Date or Specified Interest Payment Date or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(f) *Talons:* On or after the Interest Payment Date or Specified Interest Payment Date, as the case may be, for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, any Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet, and if necessary another Talon for a further Coupon sheet (but excluding any Coupons that may have become void pursuant to Condition 8).

(g) *Non-Business Days:* Unless otherwise provided in the applicable Pricing Supplement, if any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other payment in respect of such postponed payment. In this paragraph, "business day" means: (x) a day on which banks are open for business (i) in the relevant place of presentation, and (ii) in such jurisdictions as shall be specified in the applicable Pricing Supplement as "Additional Financial Centers", and (y) (i) in the case of a payment in a currency other than euro, a day where payment is to be made by transfer to an account maintained with a bank in the relevant Specified Currency, on which dealings may be carried on in the Relevant Financial Center of such Specified Currency, or (ii) in the case of payment in euro, a day which is a TARGET Business Day.

(h) *Unavailability of Specified Currency*: If the principal of, premium (if any) or interest on, any Note is payable in a Specified Currency other than U.S. dollars and at the time any such payment is due such Specified Currency is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions in such country or within the international banking community or if such Specified Currency is otherwise not expected to be available to the Corporation as a result of circumstances beyond the control of the Corporation, then the Corporation shall be entitled to satisfy its obligations to holders of Notes in respect of such payment by making such payments in U.S. dollars on the basis of the Market Exchange Rate specified in the applicable Pricing Supplement on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date. Any payment made by the Corporation under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars shall constitute valid payment and shall not constitute a default in respect of the Notes.

7. Taxation

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Articles of Agreement constituting the Corporation, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any), and interest due on the Notes will be paid to the Fiscal Agent without deduction in respect of any such tax.

Under the Articles of Agreement constituting the Corporation, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member (i) which tax discriminates against the Notes solely because they are issued by the Corporation, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

8. Prescription

Other than for Notes, Receipts and Coupons governed by the laws of the State of New York, claims against the Corporation for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Installment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 5 or any amendment or supplement to it and (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 4 or any amendment or supplement to it.

9. Events of Default

With respect to a Series of Notes, if the Corporation shall either (a) fail to pay when due the principal of, premium (if any), or interest on, any Note of such Series or (b) fail to pay when due in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies of the principal of, premium (if any), or interest on, any Note of another Series, or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during

the continuance of such failure, the holder of any Note of such Series may deliver or cause to be delivered to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes of such Series held by it (the serial numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults shall have been cured.

For the purpose of this Condition 9, any payment obligations that are denominated in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by a leading commercial bank in London on the day on which default in respect of payment thereon is made (or, if for any reason such rate is not available on that day, on the first day thereafter on which such rate is available or as otherwise determined by the Fiscal Agent after consultation with the Corporation).

10. Meeting of Noteholders and Modifications

(a) *Meetings of Noteholders:* The Fiscal Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Fiscal Agency Agreement) of a modification of any of these Conditions. Such a meeting may be convened by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia,* (i) to amend the dates of maturity or redemption of the Notes, any Installment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Installment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the Rate(s) of Interest in respect of the Notes or to vary the method or basis of calculating the Interest Amount(s) or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum Rate of Interest and/or a Maximum Rate of Interest, Installment Amount, Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or other redemption amount is specified, to reduce any such Minimum Rate of Interest and/or Maximum Rate of Interest or redemption amount, (v) to vary any method of, or basis for, calculating any redemption amount, including the method of calculating the Amortized Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified in the applicable Pricing Supplement may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned meeting not less than 25 per cent., in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Conditions may be amended, modified, or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series.

(b) *Modification of Fiscal Agency Agreement:* The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Fiscal Agency Agreement, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders.

11. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, at the specified office of the Paying Agent in Luxembourg (in the case of Bearer Notes, Receipts, Coupons or Talons) and of the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Corporation for the purpose

and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia,* that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Corporation on demand the amount payable by the Corporation in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as the Corporation may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Further Issues

The Corporation may from time to time without the consent of the Noteholders create and issue further securities either having the same terms and conditions as the Notes in all respects and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as the Corporation may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

13. Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Unless otherwise specified in the applicable Pricing Supplement, notices to the holders of Bearer Notes shall be valid if (i) published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*), (ii) in respect of Notes which are listed on the Luxembourg Stock Exchange, in a daily newspaper with general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*), (iii) in respect of Notes listed on the Paris Stock Exchange (so long as that exchange requires) in a French language daily newspaper published in Paris (which is expected to be either *Les Echos* or *La Tribune*) and (iv) in respect of Notes listed on the Stock Exchange of Singapore Limited, in a leading English language daily newspaper with general circulation in Singapore (which is expected to be *The Business Times*). If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe or Singapore, as applicable. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Other than in the case of Notes listed on the Paris Stock Exchange, the Luxembourg Stock Exchange or the Stock Exchange of Singapore Limited and the rules of the relevant stock exchange so require, until such time as any definitive Bearer Notes are issued, there may, so long as the Global Note(s) is or are held in its or their entirety on behalf of Euroclear and Cedelbank, be substituted for such publication in such newspaper the delivery of the relevant notice to Euroclear and Cedelbank for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and Cedelbank.

Holders of Coupons, Receipts and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

Notices to be given by any holder of the Notes shall be in writing and given by lodging the same, together with the relative Note or Certificate, with the Fiscal Agent. In the case of Bearer Notes, so long as any of such Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Fiscal Agent via Euroclear and/or Cedelbank, as the case may be, in such manner as the Fiscal Agent and Euroclear and/or Cedelbank, as the case may be, may approve for this purpose.

14. Governing Law and Jurisdiction

(a) *Governing Law:* The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, either English law, the laws of the State of New York, or such other law as is specified in the applicable Pricing Supplement.

(b) *Jurisdiction:* With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with any Notes, Receipts, Coupons or Talons, the Corporation irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

(c) *Service of Process:* The Corporation irrevocably appoints its special representative at 4 Millbank, London SW1 3JA as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If the Corporation no longer maintains a special representative in England or if for any reason such process agent ceases to be able to act as such or no longer has an address in London, the Corporation irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 13. Nothing shall affect the right to serve process in any manner permitted by law.

FORM OF NOTES AND PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

The Corporation and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either registered or bearer and will be specified in the applicable Pricing Supplement. Notes payable in certain Specified Currencies may only be issued in global form.

Registered Notes

Each Series of Registered Notes sold in primary distribution entirely to investors in the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by a single Certificate in registered global form (a "Global Certificate") deposited on its Issue Date with Citibank, N.A., London Office (the "Custodian") as custodian for, and registered in the name of a nominee of, DTC (a "DTC Global Certificate").

Each Series of Registered Notes sold in primary distribution entirely to investors outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Global Certificates deposited on its or their Issue Date with the Custodian as depositary for, and registered in the name of a nominee of, whichever clearing system(s) is agreed between the Corporation and the relevant Dealer(s) and specified in the applicable Pricing Supplement.

Each Series of Registered Notes sold in primary distribution both within the United States and outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Global Certificates. A DTC Global Certificate in respect of Notes sold within the United States will be deposited on its Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC. The same or one or more other Global Certificates in respect of Notes sold outside the United States will be deposited on its or their Issue Date with the Custodian as depositary for, and registered in the name of a nominee of, either DTC or the relevant clearing system(s) agreed between the Corporation and the relevant Dealer(s) and specified in the applicable Pricing Supplement.

Registered Notes may, if so specified in the applicable Pricing Supplement, initially be issued in definitive registered form represented by Certificates registered in the names of the beneficial owners thereof. Otherwise, Certificates registered in the names of beneficial owners will only be available (i) in the case of Notes initially issued as Bearer Notes, as described under "Bearer Notes" below; or (ii) in the case of Registered Notes initially represented by Global Certificates (other than Notes in certain Specified Currencies), in certain circumstances described below. Certificates to be issued at the request of a beneficial owner in respect of such owner's Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Pricing Supplement, interests in a Global Certificate will be exchangeable for Registered Notes represented by Certificates registered in the names of the beneficial owners thereof only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Certificate, DTC notifies the Corporation that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Certificate, or ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is at any time no longer eligible to act as such and the Corporation is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or (ii) in the case of any other Global Certificate, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or (iii) the Corporation, upon the request of a holder, elects to issue Certificates representing Registered Notes; or (iv) a Noteholder has instituted any judicial proceeding in a court to enforce its rights under the Notes and such Noteholder has been advised by counsel that in connection with such proceeding it is necessary or appropriate for such Noteholder to obtain possession of its Notes. In such circumstances, the Corporation will cause sufficient Certificates to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholder(s). A person having an interest in a Global Certificate must provide the

Registrar with a written order containing instructions and such other information as the Corporation and the Registrar may require to complete, execute and deliver such Certificates. Registered Notes shall not be exchangeable for Bearer Notes.

If so specified in the applicable Pricing Supplement, interests in a Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a DTC Global Certificate, and interests in a DTC Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a Global Certificate. Any such exchange or transfer shall be made in accordance with the rules and operating procedures of DTC, Euroclear, and Cedelbank, and in compliance with the provisions of Clauses 5 and 7 of the Fiscal Agency Agreement.

DTC has advised the Corporation that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Certificates are credited and only in respect of such portion of the aggregate nominal amount of the relevant DTC Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant DTC Global Certificates in exchange for Certificates registered in the name(s) of beneficial owners of Registered Notes.

Except as described above, so long as a DTC Global Certificate is deposited with DTC or its custodian, Certificates registered in the name(s) of beneficial owners of Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Bearer Notes

Except as provided below, each Tranche of Bearer Notes with a maturity at issue of more than one year will initially be represented by a Temporary Global Note without Coupons, which will be deposited with a common depositary on behalf of Euroclear and Cedelbank on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note without Coupons or, if and to the extent specified in the applicable Pricing Supplement, for Bearer Notes in definitive form, for interests in a Global Certificate or for Certificates registered in the name(s) of beneficial owners of Registered Notes. Bearer Notes may be exchanged for Registered Notes if and to the extent specified in the applicable Pricing Supplement. If so provided in the applicable Pricing Supplement, definitive Bearer Notes will be issued to a holder upon request in exchange for such holder's interest in the Permanent Global Notes at the expense of such holder. Bearer Notes that are issued as part of a targeted bearer issuance will initially be represented by a Permanent Global Note or, if specified in the applicable Pricing Supplement, definitive Bearer Notes.

Provisions relating to Bearer Notes while in Global Form

Each Temporary Global Note and each Permanent Global Note will contain provisions which apply to the Bearer Notes while they are in global form, some of which supplement the terms and conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions:—

Exchange. A Temporary Global Note is exchangeable in whole or in part (free of charge to the holder) either (i) after a period of not less than 40 days from the Issue Date, for either interests in a Permanent Global Note representing Bearer Notes or, if and to the extent specified in the applicable Pricing Supplement, definitive Bearer Notes, in each case upon certification as to non-U.S. beneficial ownership by the relevant clearing system in the form set out in the Fiscal Agency Agreement; or (ii) in certain circumstances, if the applicable Pricing Supplement so provides, for interests in a Global Certificate or for Certificates registered in the names of beneficial owners of Registered Notes.

A Permanent Global Note (other than for Notes denominated in certain Specified Currencies) is exchangeable in whole (free of charge to the holder) for definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Fiscal Agent. A Permanent Global Note is also exchangeable in whole or in part (free of charge to the holder) for interests in a Global Certificate or for Certificates registered in the name(s) of the beneficial owners on or after the Exchange Date (as defined

below), if and to the extent specified in the applicable Pricing Supplement. On or after any Exchange Date, the holder of a Permanent Global Note may surrender the Permanent Global Note to or to the order of the Fiscal Agent. In exchange for the Permanent Global Note, the Corporation will deliver, or cause the delivery of, an equal aggregate nominal amount of duly executed and authenticated definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), Global Certificate(s) or Certificates registered in the names of the beneficial owners of Registered Note(s), as the case may be, each in or substantially in the form attached to the Fiscal Agency Agreement. On exchange in full of the Permanent Global Note, the Corporation will, if the holder so requests, ensure that it is cancelled and returned to the holder.

"Exchange Date" means a day falling, in the case of exchange of a Temporary Global Note for a Permanent Global Note or definitive Bearer Notes, not less than 40 days from the Issue Date, and, in the case of exchange of any Global Note, definitive Bearer Notes or Global Certificates for Certificates registered in the names of the beneficial owners of Registered Notes or interests in a Global Certificate, not less than five days after the day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and, if applicable, in the cities in which the relevant clearing systems are located.

Payments. Prior to the Exchange Date, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the Exchange Date, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Pricing Supplement, for definitive Bearer Notes, or for individual Certificates) is improperly withheld or refused. Payments of principal and interest in respect of Bearer Notes represented by a Permanent Global Note will be made against presentation for endorsement and, if no further payment is to be made in respect of the Bearer Notes, surrender of the Permanent Global Note to or to the order of the Fiscal Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be prima facie evidence that such payment has been made in respect of the Bearer Notes.

Notices. So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders, except that if and so long as a Series of Bearer Notes is listed on the Luxembourg Stock Exchange, the Paris Stock Exchange or the Stock Exchange of Singapore Limited and the rules of that exchange so require, notices shall also be published, in the case of Notes listed on the Luxembourg Stock Exchange, in a leading daily newspaper in either the French or German language and of general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*) or, in the case of Paris Listed Notes, in a leading daily newspaper in the French language and of general circulation in France (which is expected to be either *La Tribune* or *Les Echos*) or, in the case of Notes listed on the Stock Exchange of Singapore Limited, in a leading English language daily newspaper with general circulation in Singapore (which is expected to be *The Business Times*).

Prescription. Other than for Notes governed by the laws of the State of New York, claims against the Corporation for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8) as specified in the applicable Pricing Supplement.

Purchase and cancellation. Cancellation of any Bearer Note which the Corporation elects to be cancelled following its purchase will be effected by reduction in the nominal amount of the Permanent Global Note.

Default. The holder of a Permanent Global Note may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 by stating in the notice to the Corporation the nominal amount of Notes which is being declared due and repayable. Following the giving of notice of an event of default, the holder of a Permanent Global Note which is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against the Corporation under the Deed of Covenant.

Redemption at the option of the Corporation. No drawing of Notes will be required under Condition 5(e) in the event that the Corporation exercises its call option set forth in that Condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate nominal amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

Redemption at the option of a Noteholder. Any Noteholder's option set out in Condition 5(f) to require the Corporation to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Fiscal Agent of the nominal amount of Bearer Notes in respect of which the option is exercised and presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 5(f).

Meetings

The holder of a Permanent Global Note or of the Notes represented by a Global Certificate shall (unless such Permanent Global Note or Global Certificate represents only one Note) be deemed to be two persons for the purposes of any quorum requirements of a meeting of Noteholders. At any such meeting, the Noteholder shall have one vote in respect of each Specified Denomination of Notes for which such Global Note may be exchanged or, in the case of Registered Notes, one vote in respect of each minimum Specified Denomination comprising such Noteholder's holding, whether or not represented by a Global Certificate.

Partly-Paid Notes

The provisions relating to partly-paid Notes ("Partly-Paid Notes") are not set out in this Prospectus, but will be contained in the applicable Pricing Supplement and thereby in the Global Notes. Partly-Paid Notes governed by the laws of the State of New York will not be issued. While any installments of the subscription moneys due from the holder of Partly-Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a Permanent Global Note or for definitive Bearer Notes (as the case may be). If any Noteholder fails to pay any installment due on any Partly-Paid Notes within the time specified, the Corporation may forfeit such Notes and shall have no further obligation to their holder in respect of them.

CLEARANCE AND SETTLEMENT

Introduction

The Program has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the bookentry systems operated by DTC in the United States, and by Euroclear and Cedelbank in Europe. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among the Fiscal Agent and these clearing systems to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established for this purpose among the Fiscal Agent and the relevant clearing systems.

The relationship between the Corporation and the holder of a Registered Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Global Note or a Global Certificate will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in bookentry form in the relevant clearing system or a depositary or nominee on its or their behalf. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which the Corporation is not and will not be a party. The Corporation will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which Notes are held.

Each of the persons shown in the records of Euroclear, Cedelbank, or any other specified clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to such clearing system for his share of each payment made by the Corporation to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of such clearing system. Such persons shall have no claim directly against the Corporation in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the Corporation will be discharged by payment to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, in respect of each amount so paid.

Citibank, N.A., London Office, is the Fiscal Agent for Notes held through DTC, Euroclear, Cedelbank and such other clearing systems as may be specified in the applicable Pricing Supplement.

The Fiscal Agent and Paying Agents

Citibank, N.A., London Office ("Citibank"), will act as the Fiscal Agent for Notes issued under the Program. Citibank has direct custodial and depositary linkages with, and (unless otherwise provided in the applicable Pricing Supplement) will act as custodian for Global Notes or Global Certificates held by, DTC, Euroclear and Cedelbank to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), Citibank will act as Registrar, Transfer Agent, Exchange Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Pricing Supplement. Banque Internationale à Luxembourg S.A. will act as Luxembourg Paying Agent for Notes listed on the Luxembourg Stock Exchange, and Citibank, N.A., Singapore Branch will act as Singapore Paying Agent for Notes held through CDP.

The Clearing Systems

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the

Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic bookentry changes in accounts of DTC participants.

Euroclear

Euroclear was created in 1968 and is operated by Morgan Guaranty Trust Company of New York, Brussels office. Euroclear holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Cedelbank's accountholders through electronic bookentry changes in accounts of its accountholders.

Cedelbank

Cedelbank is incorporated under the laws of Luxembourg as a professional depositary. Cedelbank holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear's accountholders through electronic bookentry changes in accounts of its accountholders.

Other Clearing Systems

Any other clearing system which the Corporation, the Fiscal Agent and the relevant Dealer(s) agree shall be available for a particular issue of Notes will be described in the applicable Pricing Supplement, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures – Primary Distribution

Introduction

Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Pricing Supplement. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Pricing Supplement.

Registered Notes

The Corporation and the relevant Dealer(s) shall agree whether global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Pricing Supplement. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Pricing Supplement.

Unless otherwise agreed between the Corporation and the Fiscal Agent, Citibank, acting through its relevant office, will act as the custodian or depositary for all Notes in global form.

(i) Global Clearance and Settlement – Specified Currencies

Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Pricing Supplement. The procedures expected to be followed are those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Pricing Supplement.

(ii) Specific Clearance and Settlement – DTC

Registered Notes which are to be cleared and settled through DTC will be represented by a DTC Global Certificate. DTC participants acting on behalf of DTC investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC's Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants' securities accounts following confirmation of receipt of payment to the Corporation on the relevant Issue Date.

(iii) Specific Clearance and Settlement – Euroclear and Cedelbank

Registered Notes which are to be cleared and settled through Euroclear and Cedelbank will be represented by one or more Global Certificates registered in the name of a nominee of the Euroclear and Cedelbank depositaries. Investors holding Registered Notes through Euroclear and Cedelbank will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Cedelbank participants' securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value on the relevant Issue Date).

Bearer Notes

The Corporation will make applications to Euroclear and Cedelbank for acceptance in their respective bookentry systems of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds denominated in the Specified Currency will be followed, unless otherwise specified in the applicable Pricing Supplement.

Clearance and Settlement Procedures – Secondary Market Transfers

Transfers of Registered Notes

Transfers of interests in a Global Certificate within the various clearing systems which may be clearing and settling interests therein will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Further details concerning such rules and procedures may be set forth in the applicable Pricing Supplement.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfer of Bearer Notes

Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

Although DTC, Euroclear and Cedelbank have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Cedelbank, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Corporation, the Fiscal Agent or any other agent will have responsibility for the performance by DTC, Euroclear and Cedelbank or their respective obligations under the rules and procedures governing their operations.

TAX MATTERS

The following is a summary of the provisions of the Articles concerning taxation of the Notes and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks or as part of a straddle, or holders whose functional currency is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply.

Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

A discussion of special anticipated United States federal income, withholding and estate tax consequences associated with a particular issue of Notes will be included in the applicable Pricing Supplement. Prospective purchasers of Notes issued at a discount, Notes issued at a premium, Notes with a maturity of one year or less, Notes with variable maturities or interest payment dates or Notes providing for principal or interest payments that are variable or contingent for United States federal income tax purposes should consult the applicable Pricing Supplement for any special United States federal income, withholding and estate tax considerations with respect to such Notes.

Taxation of the Notes in General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of the Corporation (i) which tax discriminates against the Notes solely because they were issued by the Corporation, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Treatment of Qualified Stated Interest

Under the Internal Revenue Code of 1986, as amended (the "Code"), a holder of a Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis in respect of a Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust (a "U.S. Holder") will be taxable on the stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. Qualified stated interest is interest that is payable at a single fixed rate at least annually. Notes bearing interest other than qualified stated interest and Notes issued at a discount may be subject to the original issue discount provisions of the Code.

If an interest payment is denominated in or determined by reference to a currency other than the U.S. dollar (a "foreign currency"), the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first

method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in, or determined by reference to, a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

The United States Treasury Department has issued to the Corporation a ruling dated February 14, 1992 (the "Ruling") regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Corporation. The Ruling provides that interest paid by the Corporation on such securities, including payments attributable to accrued original issue discount, constitutes income from sources without the United States.

Because, under the Ruling, interest and original issue discount on the Notes is treated as income from sources without the United States, interest paid by the Corporation would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

Purchase, Sale and Retirement of the Notes

A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) sold by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

A United States person generally will not be entitled to deduct any loss sustained on the sale or other disposition (including the receipt of principal) of Bearer Notes (other than Bearer Notes having a maturity of one year or less from the date of issue) and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Notes (other than Bearer Notes having a maturity of one year or less from the date of issue).

Nonresident alien individuals, foreign corporations, foreign partnerships, and foreign estates and trusts generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a nonresident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

United States Federal Withholding Tax

Under the Articles, the Corporation is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Ruling confirms that neither the Corporation nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Corporation is required to withhold tax on interest paid by the Corporation. Payments of interest and accrued original issue discount on the Notes will therefore be made to the Fiscal Agent without deduction in respect of any such tax.

United States Federal Estate Tax

In the case of United States federal estate tax, the Ruling determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Corporation are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

United States Information Reporting and Backup Withholding

The Corporation is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed in certain circumstances by United States law with respect to such payments. While temporary regulations issued by the Service confirm that the backup withholding requirements do not apply to any paying agent of the Corporation with respect to the Notes, the Fiscal Agent may file information returns with the Service with respect to payments on the Notes made within the United States to certain non-corporate United States persons as if such returns were required.

Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons, and foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

CURRENCY CONVERSIONS

Payments for Notes

Investors will be required to pay for Notes in the applicable Specified Currency. Each Dealer may, under certain terms and conditions, arrange for the conversion of the Investor's Currency into the Specified Currency to enable investors whose financial activities are denominated principally in the Investor's Currency to pay for the Notes in the Specified Currency. Each such conversion will be made by such Dealer (in this respect acting as principal and not as an agent of the Corporation) on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors of the Notes.

Payments on Notes

Payments in respect of such Notes will be made in the Specified Currency for principal, premium (if any) and/or interest payments as specified in the applicable Pricing Supplement. Currently, there are limited facilities in the United States for the conversion of U.S. dollars into foreign currencies and vice versa. In addition, most banks in the United States do not currently offer non-U.S. dollar denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Pricing Supplement, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to an account outside the United States.

Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars ("DTC Noteholders") will receive payments in U.S. dollars, unless they elect to receive such payments in the Specified Currency. In the event that a DTC Noteholder shall not have made such election payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Agent; *provided, however*, that Euroclear and Cedelbank (in their capacity as DTC Noteholders and as participants in DTC) and any investors who hold beneficial interests in a DTC Global Note directly or indirectly through Euroclear or Cedelbank (i) shall receive all payments in such Specified Currency without making any such election; and (ii) may not elect to receive payments other than in such Specified Currency. Subject to the proviso in the preceding sentence, the U.S. dollar amount in respect of any payment to be paid to a DTC Noteholder who did not make a timely election to receive payment in the Specified Currency will be based on the Exchange Agent's bid quotation, at or prior to 11:00 a.m., London time, on the second day on which banks are open for business in London and New York City preceding the applicable payment date, for the purchase of U.S. dollars with the Specified Currency for settlement on such payment date of the aggregate amount of the Specified Currency payable to all DTC Noteholders receiving U.S. dollar payments. If such bid quotation is not available, the Exchange Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Agent for such purchase. If no such bids are available, payment of the aggregate amount due to all DTC Noteholders on the relevant payment date will be made in the Specified Currency. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments.

A DTC Noteholder may elect to receive payment of the principal and premium (if any) of, or interest with respect to, the Notes in the Specified Currency (other than U.S. dollars) by notifying DTC prior to 5:00 p.m. Eastern Standard Time ("E.S.T.") on the third DTC Business Day following the applicable record date in the case of interest, and the twelfth calendar day prior to the payment date for the payment of principal, of (i) such holder's election to receive all or a portion of such payment in the Specified Currency for value the relevant due date for interest payment or final redemption, as the case may be, and (ii) wire transfer instructions to an account denominated in the Specified Currency with respect to any payment to be made in the Specified Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions prior to 5:00 p.m. E.S.T. on the first DTC Business Day following the applicable record date. DTC will notify the Exchange Agent of such election and wire transfer instructions and of the amount of the Specified Currency to be converted into U.S. dollars, prior to 5:00 p.m. E.S.T. on the fifth DTC Business Day following the applicable record date in the case of interest and the tenth calendar day prior to the payment date for the payment of principal. If complete instructions are received by the DTC participant and forwarded by

the DTC participant to DTC, and by DTC to the Exchange Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Currency outside DTC. Otherwise, only U.S. dollar payments will be made by the Exchange Agent. Payments in the Specified Currency (other than U.S. dollars) outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

The Program provides for the appointment of dealers in respect of any particular issue of Notes (all such dealers together, the "Dealers"). Morgan Stanley & Co. International Limited ("Morgan Stanley") is arranger of the Program pursuant to a Program Agreement between the Corporation and Morgan Stanley, dated November 17, 1999. There are no sponsoring dealers under the Program. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

Notes may be sold from time to time by the Corporation to or through any one or more of the Dealers and by the Corporation itself. The arrangements under which the Notes may from time to time be agreed to be sold by the Corporation to or through the Dealers are set out in the Standard Provisions dated as of November 17, 1999 (as amended or supplemented from time to time, the "Standard Provisions"). The Standard Provisions will be incorporated by reference into the terms agreement by which Dealers are subsequently appointed in respect of a particular issue of Notes.

Any agreement for the sale of Notes will, *inter alia,* make provision for the form and terms and conditions of the relevant Notes, the method of distribution of the Notes, the price at which such Notes will be purchased by the relevant Dealer(s) and the commissions or other agreed deductibles (if any) which are payable or allowable by the Corporation in respect of such purchase. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer(s) or the Corporation materially adversely affects the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

No action has been or will be taken in any jurisdiction by the Dealers or the Corporation that would permit a public offering of any of the Notes, or possession or distribution of this Prospectus, or any part thereof including any Pricing Supplement, or any other offering or publicity material relating to the Notes, in such jurisdiction. Each Dealer (and the Corporation in connection with sales of Notes on its own behalf) will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus, or any part thereof including any Pricing Supplement, or any such other material, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Pricing Supplement or such other information relating to the Corporation and/or the Notes which the Corporation has authorized to be used.

Selling restrictions may be modified by the agreement of the Corporation and the relevant Dealer(s) following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular Specified Currency. Any such modification or addition will be set out in the Pricing Supplement issued in respect of each issue of Notes to which such modification or addition relates or in a supplement to this Prospectus.

United States

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to the Corporation or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner's interest therein.

A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 per cent., by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

> "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

United Kingdom

Each of the Dealers has represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

France

Each Dealer has represented and agreed that, in connection with their initial distribution, it has not offered or sold, and will not offer or sell, directly or indirectly, Notes to the public in France, whether or not such Notes are Paris Listed Notes, and that it has not distributed, or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall be made in France only to (i) qualified investors (*investisseurs qualifiés*) and/or (ii) a restricted group of investors (*cercle restreint d'investisseurs*), all as defined in and in accordance with Article 6 of *ordonnance* no. 67-833 dated 28th September, 1967 (as amended) and *décret* no. 98-880 dated 1st October, 1998.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan. For the purpose of this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

Application has been made to the Minister for Finance of Singapore for an exemption pursuant to Section 106B(2)(a) of the Companies Act, Chapter 134 of Singapore (the "Singapore Companies Act") from compliance with Divisions 1 and 5 of Part IV of the Singapore Companies Act in relation to the issue and offering of Notes issued pursuant to the Program.

VALIDITY OF THE NOTES

The validity of the Notes will be passed on by the Vice President and General Counsel, or a Deputy General Counsel, of the Corporation and by Sullivan & Cromwell (as to Notes governed by New York law) and Linklaters (as to Notes governed by English law), counsel to the Dealers, each of which, with respect to certain matters, will rely upon counsel to the Corporation.

The opinions of counsel to the Corporation, Sullivan & Cromwell and Linklaters will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Corporation and the Fiscal Agent in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions.

GENERAL INFORMATION

1. The execution of all documents associated with the Program and, subject to the borrowing limit authorized by the Board of Directors of the Corporation from time to time, the creation, issue, sale execution and delivery of the Notes has been authorized by resolutions approved by the Board of Directors of the Corporation.

2. In connection with the application to list the Notes on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the Articles of the Corporation will be deposited with the Chief Registrar of the District Court in Luxembourg ("Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg") where such documents may be examined and copies obtained. The Program has been allocated the number 11936 by the Luxembourg Stock Exchange for listing purposes.

3. The Corporation is not involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the Notes nor so far as the Corporation is aware is any such litigation or arbitration pending or threatened.

4. The Notes have been accepted for clearance through Cedelbank, Euroclear and CDP. The Common Code for each Series of Bearer Notes, together with the relevant ISIN Number and the CUSIP and/or CINS numbers for each Series of Registered Notes, will be contained in the Pricing Supplement relating thereto. In addition, the Corporation may make an application with respect to any Series of Registered Notes to be accepted for trading in book-entry form by DTC. Acceptance of such applications by DTC will be confirmed in the applicable Pricing Supplement.

5. The listing of Notes on the Paris Stock Exchange is subject to the approval of PARISBOURSE^{SBF} S.A. Such approval will be evidenced by publication in the Bulletin Officiel de PARISBOURSE^{SBF} S.A.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRINCIPAL OFFICE
OF THE CORPORATION

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, DC 20433
U.S.A.

FISCAL AGENT, PRINCIPAL PAYING AGENT,
REGISTRAR TRANSFER AGENT, AND EXCHANGE AGENT

Citibank, N.A.
P.O. Box 18055
5 Carmelite Street
London EC4Y 0PA
England

CALCULATION AGENT AND DEALER

Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, NY 10080
U.S.A.

AUDITORS TO THE CORPORATION

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Va 22102-4219
U.S.A.

LEGAL ADVISER TO THE DEALER

In respect of United States law
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY 10019
U.S.A.

PRINCIPAL OFFICE
OF THE CORPORATION

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, DC 20433
U.S.A.

FISCAL AGENT, PRINCIPAL PAYING AGENT,
REGISTRAR TRANSFER AGENT, EXCHANGE AGENT AND CALCULATION AGENT

Citibank, N.A.
P.O. Box 18055
5 Carmelite Street
London EC4Y 0PA
England

SINGAPORE PAYING AGENT

Citibank, N.A., Singapore Branch
5 Shenton Way, #06-00
UIC Building
Singapore 068808

LISTING AGENT (LUXEMBOURG), PAYING AGENT
AND TRANSFER AGENT

Banque Internationale à Luxembourg S.A.
69 route d'Esch
Luxembourg, L-2450
Luxembourg

AUDITORS TO THE CORPORATION

Deloitte Touche Tohmatsu (International Firm)
1750 Tysons Boulevard
McLean, VA 22102-4219
U.S.A.

LEGAL ADVISERS TO THE DEALERS

In respect of English law

Linklaters
1345 Avenue of the Americas
New York, NY 10105
U.S.A.

In respect of United States law

Sullivan & Cromwell
1701 Pennsylvania Avenue, N.W.
Washington, DC 20006
U.S.A.

2,200,000 Units


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Global Medium-Term Note Program
Series No. 585
S&P 500® Market Index Target-Term Securities®
due December 8, 2010
"MITTS® Securities"
$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

December 2, 2003



Exhibit I



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

December 8, 2003

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center
New York, New York 10080

International Finance Corporation
S&P 500® Market Index Target-Term Securities®
due December 8, 2010 (the Notes")
Series 585 issued pursuant to a
Global Medium-Term Note Program

Ladies and Gentlemen:

I refer to the Terms Agreement dated December 2, 2003, providing for the issue by International Finance Corporation of the captioned Notes under the above-referenced Program.

I hereby confirm that you may rely upon my opinion dated September 16, 2003, a copy of which is attached hereto, solely in relation to the issue of the Notes, as if addressed to you on the date thereof.

Yours faithfully,



Jennifer A. Sullivan
General Counsel



2121 Pennsylvania Avenue, NW • Washington, DC 20433, U
Telephone (202) 477-1234 • Facsimile (202) 477-63

September 16, 2003

Morgan Stanley & Co. International Limited, as Arranger
25 Cabot Square
Canary Wharf
London E14 4QA
England

International Finance Corporation
Global Medium-Term Note Program

Ladies and Gentlemen:

I am General Counsel of International Finance Corporation (the "Corporation") and, as such, I have reviewed the proceedings of the Corporation authorizing the issuance, from time to time, of Global Medium-Term Notes (the "Notes"). Capitalized terms used in this opinion without definition have the respective meanings specified in the Standard Provisions dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement dated as of December 31, 2001, between the Corporation and Morgan Stanley & Co. International Limited (the "Standard Provisions") incorporated by reference in (a) a Terms Agreement among the Corporation and the Dealer(s) party thereto (each, a "Terms Agreement") and (b) an Appointment Agreement among the Corporation and Dealer(s) party thereto (each, an "Appointment Agreement").

In connection with such review, I have examined among other things:

(a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Board of Directors of the Corporation;

(b) Resolution No. IFC 03-42 approved by the Board of Directors of the Corporation on June 24, 2003, 2003, relating, inter alia, to the authorization, creation, execution, issue and sale of the Notes;

(c) the Standard Provisions, including the forms of Terms Agreement and Appointment Agreement attached thereto;

(d) the Program Agreement dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement dated as of December 31, 2001, between the Corporation and

Morgan Stanley & Co. International Limited (the "Program Agreement");

(e) the Amended and Restated Fiscal Agency Agreement dated as of November 17, 1999, between the Corporation and Citibank, N.A., London Office, as Fiscal Agent or any successor or replacement Fiscal Agent (the "Fiscal Agency Agreement");

(f) the Amended and Restated Calculation Agency Agreement dated as of November 17, 1999, between the Corporation and Citibank, N.A, London Office, as Calculation Agent (the "Calculation Agency Agreement");

(g) the Amended and Restated Exchange Agency Agreement dated as of November 17, 1999, between the Corporation and Citibank, N.A., London Office, as Exchange Agent (the "Exchange Agency Agreement");

(h) the Prospectus dated November 17, 1999 (the "Prospectus");

(i) the forms of Temporary Global Note, Permanent Global Note, Definitive Bearer Note and the related Coupons, Talons and Receipts, Global Certificate and Definitive Certificate set out in the exhibits to the Fiscal Agency Agreement; and

(j) such other documents relating to the authorization of the Notes, and the authorization and execution of the Program Agreement, the Fiscal Agency Agreement, the Calculation Agency Agreement, the Exchange Agency Agreement, the Amended and Restated Deed of Covenant made on November 17, 1999 by the Corporation ("Deed of Covenant"), any Terms Agreement, and such other documentation as I have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

(i) the Corporation is an international organization duly established and existing under its Articles of Agreement;

(ii) the Corporation has obtained, and prior to the time of issuance of any particular issue of Notes, the Corporation

will have obtained, all governmental approvals and consents required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes;

(iii) the Corporation has full legal capacity under its Articles of Agreement to enter into and perform its obligations under the Fiscal Agency Agreement and any applicable Terms Agreement, and to execute and deliver, and perform its obligations under, any Note;

(iv) subject to the Authorized Borrowing Limit as in effect on the date hereof, the creation, issue, sale, execution and delivery of the Notes have been duly authorized, and when duly executed, authenticated, issued, delivered and paid for, the Notes will constitute valid and legally binding obligations of the Corporation in accordance with their terms;

(v) any applicable Terms Agreement or Appointment Agreement as of its date will be duly authorized, executed and delivered by the Corporation;

(vi) the Program Agreement as of its date has been duly authorized, executed and delivered by the Corporation;

(vii) the Fiscal Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Fiscal Agency Agreement constitutes a valid and legally binding obligation of the Corporation;

(viii) the Calculation Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Calculation Agency Agreement constitutes a valid and legally binding obligation of the Corporation;

(ix) the Exchange Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Exchange Agency Agreement constitutes a valid and legally binding obligation of the Corporation;

(x) the Deed of Covenant has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation;

(xi) with respect to any particular issue of Notes, as of the relevant Settlement Date, and after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in Article III, Section 6(i) of its Articles of Agreement; and

(xii) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended.

In giving the opinions stated in paragraphs (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) hereof, I express no opinion as to (A) New York law, which law is expressed to govern the Fiscal Agency Agreement, the Calculation Agency Agreement, the Exchange Agency Agreement and any applicable Terms Agreement, and certain of the Notes, respectively, and as to which you have received today an opinion from Sullivan & Cromwell dated the date hereof, or (B) the laws of England, which law is expressed to govern the Deed of Covenant and certain of the Notes and as to which you have received today an opinion from Linklaters dated the date hereof.

This opinion is addressed to you solely for your benefit and no one, other than yourselves, may rely thereon without my express consent, except that Sullivan & Cromwell and Linklaters, in connection with their respective legal opinions dated the date hereof, may rely on the opinion set forth in paragraph (i) hereof.

Yours faithfully,



Jennifer A. Sullivan
General Counsel



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

December 8, 2003

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center
New York, New York 10080

International Finance Corporation
S&P 500® Market Index Target-Term Securities®
due December 8, 2010 (the Notes")
Series 585 issued pursuant to a
Global Medium-Term Note Program

Ladies and Gentlemen:

I refer to the Terms Agreement dated December 2, 2003, providing for the issue by International Finance Corporation of the captioned Notes under the above-referenced Program.

I hereby confirm that you may rely upon my letter dated September 16, 2003, a copy of which is attached hereto, solely in relation to the issue of the Notes, as if addressed to you on the date thereof.

Yours faithfully,



Jennifer A. Sullivan
General Counsel



2121 Pennsylvania Avenue, NW • Washington, DC 20433, US
Telephone (202) 477-1234 • Facsimile (202) 477-639

September 16, 2003

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
England

Ladies and Gentlemen:

This is with reference to the Prospectus dated November 17, 1999, as amended or supplemented from time to time, and any documents incorporated therein by reference (collectively, the "Prospectus") of International Finance Corporation (the "Corporation"), relating to the issuance from time to time of Global Medium-Term Notes (the "Notes").

The Prospectus has been prepared under my supervision, and I am generally familiar with the operations of the Corporation as a result of the performance of my duties as General Counsel of the Corporation. Although I have not independently verified the accuracy, completeness or fairness of all statements contained in the Prospectus and do not assume responsibility therefor, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date hereof, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus or incorporated therein by reference. In rendering the foregoing, we have relied, with their approval, upon the opinion of Sullivan & Cromwell delivered to us dated the date hereof relating to certain tax matters.

This letter is furnished by me as General Counsel of the Corporation addressed to you as Dealers and is solely for your benefit.

Very truly yours,



Jennifer A. Sullivan
General Counsel

EXHIBIT K



2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

December 8, 2003

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center
New York, New York 10080

International Finance Corporation
S&P 500® Market Index Target-Term Securities®
due December 8, 2010 (the Notes")
Series 585 issued pursuant to a
Global Medium-Term Note Program

Ladies and Gentlemen:

I refer to the Standard Provisions dated as of November 17, 1999 (the "Standard Provisions") relating to the offering of Global Medium-Term Notes of International Finance Corporation (the "Corporation"), and the Terms Agreement dated December 2, 2003 between the Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Terms Agreement") relating to the Notes.

Being a duly authorized signatory, I hereby certify, pursuant to Clause 6.1 of the Standard Provisions, that (i) the representations and warranties of the Corporation contained in Clause 2 of the Standard Provisions are true and correct on and as of the date hereof, and (ii) the Corporation has performed all of its obligations to be performed under the Standard Provisions and the Terms Agreement required to be performed on or prior to the date hereof.

Yours faithfully

INTERNATIONAL FINANCE CORPORATION

By: 

Authorized Signatory